As filed with the Securities and Exchange Commission on February 16, 1994.
                                                      Registration No. 33-
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               TEREX CORPORATION
            (Exact name of Registrant as specified in its charter)

         Delaware                3550                   34-1531521
(State or other      (Primary standard industrial    (I.R.S.employer
jurisdiction of      classification code number)   identification no.)
incorporation or
organization)

                              500 Post Road East
                         Westport, Connecticut  06880
                                (203) 222-7008
             (Address, including zip code, and telephone number,
       including area code, of Registrants' principal executive offices)

                           Marvin B. Rosenberg, Esq.
                               TEREX CORPORATION
                              500 Post Road East
                         Westport, Connecticut  06880
                                (203) 222-7170
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                  Copies To:

Robinson Silverman Pearce               Skadden, Arps, Slate, Meagher & Flom
     Aronsohn & Berman                  300 South Grand Avenue
1290 Avenue of the Americas             Los Angeles, California  90071
New York, New York  10104               Attention:  Michael A. Woronoff, Esq.
Attention:  Stuart A. Gordon, Esq.
            Eric I Cohen, Esq.


Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1993, check the following box: x

                        CALCULATION OF REGISTRATION FEE

                                         Proposed      Proposed
                                         Maximum       Maximum
Title of Each Class of       Amount      Offering      Aggregate   Amount of
Securities to be             to be       Price         Offering    Registration
Registered                   Registered  per Share(1)  Price (1)   Fee

Common Stock Purchase        1,300,000   --(2)         --(2)       --(2)
Warrants

Common Stock, par value      3,900,000   $8.25         $32,175,000 $11,094.83
$.01 (3)

  (1)Estimated solely for purposes of calculation of the registration fee. Pursuant to Rule 457(c), the offering price and registration fee are computed on the basis of the average of the high and low prices of the Common Stock on the New York Stock Exchange on February 10, 1994.

  (2)Pursuant to Rule 457(g), no separate registration fee is required for the Common Stock Purchase Warrants when the Common Stock offered pursuant thereto is being registered for distribution in the same registration statement.

  (3)Represents shares of Common Stock which may be purchased upon exercise of the Common Stock Purchase Warrants. Pursuant to Rule 416, there are also being registered such additional shares of Common Stock which may become issuable pursuant to the anti-dilution provisions of such Warrants.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                               TEREX CORPORATION
                             Cross Reference Sheet
               Pursuant to Item 501(b) of Regulation S-K Showing
      Location in Prospectus of Information Required by Items in Form S-1

1.   Forepart of Registration
   Statement and Outside Front
   Cover Page of Prospectus             Outside Front Cover Page of
                                         the Prospectus

2.   Inside Front and Outside Back
   Cover Pages of Prospectus            Inside Front and Outside Back
                                         Cover Pages of the
                                         Prospectus, Additional
                                         Information

3.   Summary Information/Risk Factors/
   Ratio of Earnings to Fixed
   Charges                              Prospectus Summary/Investment
                                         Considerations/Not Applicable

4.   Use of Proceeds                    Use of Proceeds

5.   Determination of Offering Price    Plan of Distribution

6.   Dilution                           Not Applicable

7.   Selling Security Holders           Selling Security Holders

8.   Plan of Distribution               Outside Front Cover Page of
                                         the Prospectus; Plan of
                                         Distribution

9.   Description of Securities to
   Be Registered                        Description of Securities

10.  Interests of Named Experts
      and Counsel                       Legal Matters; Auditors

11.  Information with Respect to
      the Registrant                    Outside Front Cover Page of
                                         the Prospectus; Prospectus
                                         Summary; The Company;
                                         Investment Considerations;
                                         Market for Common Stock and
                                         Dividend Policy;
                                         Capitalization; Selected
                                         Consolidated Financial Information;
                                         Management's Discussion and
                                         Analysis of Financial
                                         Condition and Results of
                                         Operations; Business;
                                         Principal Stockholders;
                                         Management; Certain
                                         Transactions; Description of
                                         Securities

12.  Disclosure of Commission
      Position on Indemnification
      for Securities Act Liabilities    Not Applicable


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED FEBRUARY 16, 1994
                              1,300,000 Warrants
                               3,900,000 Shares
                               TEREX CORPORATION
                Common Stock Purchase Warrants and Common Stock

This Prospectus relates to the registration of (i) 1,300,000 common stock purchase warrants (the "Warrants") exercisable for shares of common stock, par value $.01 per share (the "Common Stock"), of Terex Corporation (the "Company") and (ii) the shares of Common Stock issuable upon exercise or redemption of the Warrants (the "Warrant Shares"). The Warrants were issued by the Company, together with 1,200,000 shares of the Company's Series A Cumulative Redeemable Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), in a private placement effected on December 20, 1993. All of the Warrants and Warrant Shares are being registered for resale by the holders thereof (the "Selling Security Holders") and the Warrant Shares are also being registered for their issuance to the Selling Security Holders upon their exercise of the Warrants. See "Selling Security Holders." The Company will not receive any of the proceeds from the resale by the Selling Security Holders of the Warrants or the Warrant Shares. The Company will receive proceeds of $.01 per Warrant Share issued upon exercise of the Warrants.

The Warrants are not exercisable for Warrant Shares until the opening of business on the day following the date designated as the "Warrant Ratio Determination Date" by the Board of Directors of the Company, which date shall be a trading day during the 12 month period beginning on December 20, 1993 or, if no such date is designated, the last day of such 12 month period; provided, that if the Board of Directors has not yet designated a Warrant Ratio Determination Date and the Current Market Price (as defined under "Description of Securities--Warrants") of the Common Stock on any date during such 12 month period equals or exceeds $18.00, the "Warrant Ratio Determination Date" will be such date.

Following the Warrant Ratio Determination Date and until 5:00 p.m., New York time, on December 31, 2000 (unless earlier redeemed), each Warrant will entitle the holder to purchase, at an exercise price of $.01 per share, a number of Warrant Shares (the "Warrant Ratio") equal to (a) 3.0 Warrant Shares if the Current Market Price of a share of Common Stock on the Warrant Ratio Determination Date is $5.00 or less, (b) a number of Warrant Shares which decreases from 3.0 shares to 1.0 share with the increase in such Current Market Price from $5.00 to $18.00, if such Current Market Price is greater than $5.00 but less than $18.00, and (c) 1.0 Warrant Share if such Current Market Price is $18.00 or more. The Warrant Ratio is subject to increase upon the occurrence
of certain  events  relating  to  the  Company's  obligation  to  effect   the
registration of the Warrants and the Warrant Shares. The Company has reserved 3,900,000 shares of Common Stock for issuance upon exercise of the Warrants, being the maximum number of shares that will initially be issuable following the Warrant Ratio Determination Date. Following the Warrant Ratio
Determination Date, the Warrant Ratio is subject to adjustment upon the occurrence of certain dilutive events. See "Description of Securities -- Warrants."

The Warrants may be redeemed by the Company in whole, but not in part, at any time on or after the Warrant Ratio Determination Date, for a number of Warrant Shares equal to the Warrant Ratio on the date of redemption, if, concurrently with such redemption, the Company redeems all then outstanding shares of Preferred Stock.

The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the trading symbol "TEX." On February 10, 1994, the closing price of the Common Stock on the NYSE was $8.25 per share. See "Market for Common Stock and Dividend Policy." The Warrant Shares have been approved for listing on the NYSE, subject to issuance.

Prior to this offering, there has been no public market for the Warrants. The Company does not intend to list the Warrants on any securities exchange or to seek approval for quotation of the Warrants through any automated quotation system. There can be no assurance that an active market for the Warrants will develop.

The Selling Security Holders directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell the Warrants and Warrant Shares from time to time on terms to be determined at the time of sale through customary brokerage channels or private sales at market prices then prevailing or at negotiated prices then obtainable. To the extent required, the specific Warrants or Warrant Shares to be sold, names of the selling security holders, purchase price, public offering price, the names of any
                                                       (continued on next page)

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is _______, 1994.
- -------------------------------------------------------------------------------

such agent, dealer or underwriter, amount of expenses of the offering and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. Each of the Selling Security Holders reserves the sole right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of Warrants or Warrant Shares to be made directly or through agents.
See "Plan of Distribution" for indemnification arrangements among the Company and the Selling Security Holders.

For a discussion of certain matters which should be considered by prospective investors, see "Investment Considerations."

                             AVAILABLE INFORMATION

The Company  is subject  to the  informational requirements  of the  Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

The Common Stock is listed on the NYSE and reports, proxy statements and other information concerning the Company may also be inspected at the NYSE.
The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Warrants and Warrant Shares offered hereby. The Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Warrants and Warrant Shares offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof, which may be inspected and copied at the public reference facilities of the Commission referred to above. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the full text of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

The Company furnishes stockholders with annual reports containing audited financial statements. The Company also furnishes its stockholders with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.

                              PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Investors should carefully consider the information set forth under the caption "Investment Considerations."

The Company

Terex Corporation ("Terex" or the "Company") is a global provider of capital goods and equipment used in the mining, commercial building, infrastructure, manufacturing and construction industries. Through the Company's Heavy Equipment Segment, the Company designs, manufactures and markets heavy-duty, off-highway, earthmoving, construction, lifting, material handling and aerial lift equipment and related components and replacement parts. Through its Material Handling Segment, the Company is engaged in designing, manufacturing and marketing a complete line of internal combustion ("IC") and electric lift trucks, electric walkies, automated pallet trucks, industrial tow tractors and related components and replacement parts. Terex also owns an approximate 22.6% equity interest in Fruehauf Trailer Corporation ("Fruehauf"). Fruehauf designs, manufactures and markets truck trailers, making a wide range of van, refrigerated, platform, tank, dump trailer and other models, and related parts and accessories. See "The Company" and "Business."

The Offering

On December 20, 1993 (the "Issue Date"), the Company completed the private placement of (i) 1,300,000 common stock purchase warrants (the "Warrants") exercisable for shares of common stock, par value $.01 per share (the "Common Stock"), of the Company and (ii) 1,200,000 shares of the Company's Series A Cumulative Redeemable Convertible Preferred Stock (the "Preferred Stock"), to institutional investors for aggregate gross proceeds to the Company of $30.2 million. Jefferies & Company, Inc. ("Jefferies") was the placement agent for the sale of the Warrants and Preferred Stock. The Warrants were issued pursuant to the terms of a Warrant Agreement dated as of December 20, 1993 (the "Warrant Agreement") between the Company and Mellon Securities Trust Company, as Warrant Agent (the "Warrant Agent").

In connection with the sale of the Warrants, the Company and the purchasers of the Warrants entered into a Registration Rights Agreement dated as of December 20, 1993 (the "Warrant Registration Rights Agreement") relating to the Warrants and the shares of Common Stock issuable upon exercise or redemption of the Warrants (the "Warrant Shares"). Pursuant to the terms of the Warrant Registration Rights Agreement, the Company agreed to file the Registration Statement of which this Prospectus forms a part and is required to maintain the effectiveness of this Registration Statement until all Warrants and Warrants Shares have been sold pursuant to an effective registration statement or Rule 144 under the Securities Act.

Summary of Terms of the Warrants

Issuer                        Terex Corporation.
Issue                         Common Stock Purchase Warrants exercisable for
                              shares of Common Stock.  The  number of  Warrant
                              Shares   for   which   each   Warrant  will   be
                              exercisable  (the  "Warrant   Ratio")  will   be
                              determined as of the Warrant Ratio Determination
                              Date, as described below.
Aggregate Number of Warrants  1,300,000.
Expiration Date               The Warrants will expire at 5:00 p.m. New York
                              time  on  December  31,  2000  (unless   earlier
                              redeemed).
Optional Redemption           The Warrants will be redeemable upon not less
                              than  30  days  prior  written  notice  by   the
                              Company, in whole but not in part,  at any  time
                              on or after the Warrant Ratio Determination Date
                              (as described below); provided, that the Company
                              concurrently redeems all then outstanding shares
                              of  Preferred  Stock.    Each  Warrant  will  be
                              redeemable for a number of Warrant Shares  equal
                              to the Warrant Ratio on the date of redemption.
Warrant Ratio                 Each Warrant entitles the holder thereof to
                              purchase a number of Warrant Shares initially as
                              determined  below.   If for  the 30  consecutive
                              trading  days  ending  on   the  Warrant   Ratio
                              Determination Date, the  average closing  market
                              price per share of Common Stock is:
                              (i)  $5.00 per share or lower, each Warrant will
                              be exercisable for 3.0 Warrant Shares;
                              (ii)  between $5.00 and $18.00 per share, each
                              Warrant  will  be  exercisable for  a number  of
                              Warrant Shares which decreases  from 3.0  shares
                              to 1.0 share with the increase  in such  average
                              per  share closing  market price  from $5.00  to
                              $18.00; or
                              (iii)  $18.00 per share or greater, each Warrant
                              will be exercisable for 1.0 Warrant Share.
                              The Company shall give the holders of Warrants
                              written notice of the Warrant Ratio on or  prior
                              to  the  fifth  day  after  the  Warrant   Ratio
                              Determination  Date.    The  Warrant  Ratio   is
                              subject  to  increase  upon  the  occurrence  of
                              certain   events  relating   to  the   Company's
                              obligation  to  effect the  registration of  the
                              Warrants and the Warrant Shares.  Following  the
                              Warrant  Ratio Determination  Date, the  Warrant
                              Ratio  is   subject  to   adjustment  upon   the
                              occurrence of certain dilutive events.
Exercise Price                $.01 per Warrant Share purchased upon the
                              exercise of the Warrants.
Warrant Ratio
Determination Date            A date designated by the Board of Directors of
                              the Company, which date shall be  a trading  day
                              during  the  12  month period  beginning on  the
                              Issue Date or, if  no such  date is  designated,
                              the last day of such 12 month period;  provided,
                              that  if  the  Board  of Directors  has not  yet
                              designated  a Warrant  Ratio Determination  Date
                              and  the  average  closing price  of the  Common
                              Stock equals or exceeds $18.00 per share for any
                              30 consecutive trading days during such 12 month
                              period,  the  Warrant  Ratio Determination  Date
                              will be the last such trading day.  The Warrants
                              will not be exercisable for Warrant Shares prior
                              to the Warrant  Ratio Determination  Date.   The
                              Company  will  give  the  holders  of   Warrants
                              written    notice   of    the   Warrant    Ratio
                              Determination  Date  on  or  prior  to the  25th
                              trading   day   before    the   Warrant    Ratio
                              Determination Date.

Investment Considerations
See "Investment Considerations" for a discussion of certain factors that should be considered in connection with an investment in the Warrants and the Warrant Shares.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (in thousands except per share amounts)

The following summary consolidated financial data is derived from the Selected Consolidated Financial Information appearing elsewhere in this Prospectus. Certain prior year financial information has been adjusted to conform to the 1992 classification and restated as further discussed in Note B -- "Restatements" to the Consolidated Financial Statements for December 31, 1992. As explained in Note B of the Notes to Consolidated Financial Statements for December 31, 1992 and Note F of the Notes to Condensed Consolidated Financial Statements for September 30, 1993, the financial statements and, accordingly, the summary financial information presented herein, are presented giving effect to the deconsolidation of Fruehauf as of January 1, 1992:

                   Nine Months
                      Ended        As of and for the Year Ended December 31,
                  September 30,
                       1993       1992      1991      1990      1989      1988

Summary of Operations (1)
  Net Sales         $519,510  $523,355   $784,194$1,023,178   $790,903 $343,721
  Income (loss)
   from
   operations       (18,369)   (4,125)   (36,200)    44,386     39,397   21,994
  Net income (loss) (45,095)  (57,175)  (29,786)      6,053     17,772   13,418
  Net income (loss)
   per share (2)      (4.53)    (5.75)     (3.00)      0.61      1.82     1.20
Ratio of earnings
 to fixed
 charges (3)          (4)       (4)        (4)         1.1x      1.4x      2.0x
Total Assets        $402,576  $477,356   $617,203  $745,065   $833,338 $287,864
Capitalization (5)
  Long-term debt
   and notes
   payable,
   including
   current
   maturities      $ 229,115  $217,605   $216,085  $305,858   $309,796 $109,858
  Stockholders'
   investment       (57,868)   (6,168)     59,881   101,257     80,248   66,912
  Book value
   per share (2)    $ (5.81)   $(0.62)     $6.03     $10.24     $8.24     $6.89
  Dividends per
   share  (2)            ---       ---     $0.06      $0.05     $0.04       ---

(1) The Selected Financial Data includes the results of operations of the businesses acquired from the date of their respective acquisitions. See a further discussion of acquisitions in Note C -- "Acquisitions" and Note D -- "Investment in Fruehauf Trailer Corporation" in the Notes to Consolidated Financial Statements for December 31, 1992.
(2) The net income (loss) per share, book value per share and dividends per share for all periods shown above reflect the May 1990 five-for-four stock split.
(3) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, minority interest, extraordinary items and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt issuance costs and rental expense representative of the interest factor.
(4) The ratio of earnings to fixed charges is less than 1.0 for these periods. The deficiency amounts are $44,225 for the nine months ended September 30,
1993, $22,130 for 1992 and $50,890 for 1991.
(5) See "The Company -- Recent Developments" and "Capitalization" for a description of the Preferred Stock and Warrants issued in December 1993 and presentation of resulting pro forma capitalization.

                           INVESTMENT CONSIDERATIONS

In addition to other matters described in this Prospectus, the following should be carefully considered in connection with an investment in the Warrants and the Warrant Shares:

Continued Losses From Operations and Uncertainties

In their report dated April 14, 1993 on the Company's 1992 financial statements (set forth on page F-3), the Company's independent accountants indicated in an explanatory paragraph that there are matters which raise substantial doubt about the Company's ability to continue as a going concern. The Company has suffered recurring and significant losses from operations, which have continued during 1993. The Company has also experienced cash flow difficulties and has a net capital deficiency. On a consolidated basis, the Company experienced an operating loss of approximately $4.1 million and a net loss of approximately $57.2 million (approximately $22.1 million, excluding the Company's equity in the net losses of Fruehauf) for the year ended December 31, 1992 and an operating loss of approximately $18.4 million and a net loss of approximately $45.1 million for the nine months ended September 30, 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

High Leverage, Substantial Payment Obligations and Compliance with Restrictions Imposed by Lenders

The Company is highly leveraged. As of September 30, 1993, the Company had approximately $229.1 million of debt and negative stockholders' equity of $57.9 million. The Company has outstanding Senior Secured Notes due 1996 (the "Secured Notes") in the aggregate principal amount of $160.0 million as of September 30, 1993 and Senior Subordinated Notes due 1997 (the "Subordinated Notes"; together with the Secured Notes, the "Notes") in the aggregate principal amount of approximately $33.3 million as of September 30, 1993. The Company also has outstanding as of September 30, 1993 approximately $18.7 million under a permanent lending facility of up to $20 million (the "Lending Facility") provided by Foothill Capital Corporation ("Foothill") and approximately $6.1 million in acquisition debt due July 1994.

This substantial leverage has several important consequences, including the following: (i) the ability of the Company to obtain additional financing in the future may be impaired, (ii) the significant interest expense and principal repayment obligations will require a substantial amount of the Company's cash flow to be expended on debt service (in 1994, approximately $27.6 million of interest on the Secured Notes, the Subordinated Notes and the Lending Facility (of which approximately $12.9 million has been paid as of February 1) and approximately $14.4 million for a required sinking fund payment on the Subordinated Notes and the maturity of the acquisition debt) and (iii) the Company's ability to withstand competitive pressures, adverse economic conditions and adverse changes in governmental regulation, to make acquisitions, and to take advantage of significant business opportunities that may arise, may be negatively impacted.

The instruments governing the Company's indebtedness contain a number of restrictive covenants, including covenants limiting the incurrence of debt and sales of assets and requiring the Company to maintain certain financial ratios and specified levels of net worth. Adverse operating results, whether in the near future or thereafter, could cause non-compliance with the instruments governing the Company's indebtedness.

As of July 31, 1993, the Company was not in compliance with the tangible net worth covenant under the Lending Facility. Following the closing on August 20, 1993 of Fruehauf's restructuring and financing transactions described in "Business -- Fruehauf Trailer Corporation," Foothill agreed that the Company's noncompliance with the tangible net worth covenant under the Lending Facility is no longer continuing. Foothill also waived the noncompliance. The Company believes, based on management's current estimates, that it will be in compliance with such covenant over the next 12 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The indentures governing the Notes require, among other things, that the Company maintain certain levels of tangible net worth ("Net Worth Covenants") and collateral ("Collateral Covenant"). In the event that the Company's net worth is not in excess of the amount required under the Net Worth Covenants for any two consecutive quarters, the Company must offer to repurchase, at par plus accrued interest, 20% of the outstanding principal amount of the Notes. In the event the Company is not in compliance with the Collateral Covenant at the end of any calendar quarter, the Company must offer to repurchase, at par plus accrued interest, $16.0 million principal amount of the Secured Notes or such greater amount as would be necessary to bring the Company into compliance with the Collateral Covenant. As of September 30, 1993, the Company's tangible net worth as defined in the Notes indentures was less than the $15 million minimum set forth in the indentures. Management believes that the Company was in compliance with the Net Worth Covenants and Collateral Covenant at December 31, 1993. If the Company continues to sustain losses from operations, it may not be in compliance with the Net Worth Covenants in the future. If any offer to repurchase Notes were required to be made, it is likely that the Company would require additional funding to complete the offer, and if such funding were unavailable to it, the Company would be unable to comply with the terms of the Notes and the maturity of the Notes may be accelerated. Such circumstances would result in a material adverse impact on the Company and its financial position. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

On December 20, 1993, the Company completed the private placement of 1,200,000 shares of the Preferred Stock and 1,300,000 Warrants for aggregate net proceeds to the Company of $27.2 million. See "The Company -- Recent Developments." The proceeds of such private placement are being used by the Company for
additional working capital.   In addition,  in December  1993, Terex  Equipment
Limited ("TEL"), a subsidiary of the Company located in Scotland, entered into a pd28 million ($42 million) credit facility with Standard Chartered Bank providing for a credit facility and foreign exchange and bonding lines of
credit.    The  Company  is also  generating cash  through the  sale of  excess
inventory  in   the  Heavy   Equipment  Segment,   deferring  certain   capital
expenditures, selling certain real estate and other assets and continuing corporate wide cost containment efforts. Management believes that the Lending Facility together with these additional financings, new equity and other cash generating activities, will allow the Company to meet its operating payment obligations on a timely basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Uncertainty as to Warrant Ratio

The Warrants are not exercisable until the opening of business on the day following the Warrant Ratio Determination Date. Under the terms of the Warrant Agreement, the designation of the Warrant Ratio Determination Date is in the discretion of the Board of Directors of the Company, provided that such date must occur on or before December 20, 1994 and that such date will occur earlier if the Current Market Price per share of Common Stock equals or exceeds $18.00 before such date. Until the occurrence of such date, the number of Warrant Shares issuable upon exercise of a Warrant, and the value of the Warrants when they first become exercisable, are not determinable.
Absence of Public Market

As of January 19, 1994, there were 21 holders of the Warrants. There has previously been no public market for the Warrants. The Company does not intend to list the Warrants on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the Warrants will develop. In addition, resales of a substantial percentage of the outstanding Warrants could constrain the ability of any market maker to develop or maintain a market for the Warrants. To the extent that a market for the Warrants does develop, the market value of the Warrants will depend on the price of the Common Stock, general economic conditions, the Company's financial condition and other conditions and may be subject to substantial price volatility.

Future Sales of Common Stock; Control

The Company is unable to predict the effect, if any, that any future sales of Common Stock, including the shares of Common Stock covered hereby, will have on the market price of the Common Stock and, therefore, the value of the Warrants, prevailing from time to time.

As of the date of this Prospectus, Randolph W. Lenz is the beneficial owner, directly and indirectly, of approximately 49.1% of the outstanding Common Stock of the Company. Mr. Lenz currently pledges, and intends to pledge in the future, shares of Common Stock owned by him as collateral for loans. A registration statement has been filed with the Commission with respect to all of the shares of Common Stock directly owned by Mr. Lenz, and Mr. Lenz has advised the Company that such registration is for the purpose of facilitating financing by Mr. Lenz through the pledge of his shares of Common Stock. See "Principal Stockholders." If Mr. Lenz does not pay such loans when due, the pledgee may have the right to sell the shares of Common Stock pledged to it in satisfaction of Mr. Lenz's obligations. The sale or other disposition of a substantial amount of such shares of Common Stock in the public market could adversely affect the prevailing market price for the Common Stock and, therefore, the value of the Warrants. In addition, the sale of a substantial amount of such pledged shares of Common Stock by a pledgee could result in a change of control of the Company under the indentures relating to the Notes, requiring the Company to offer to repurchase certain of these securities as provided for in their respective indentures.

Pursuant to the terms of a Registration Rights Agreement dated December 20, 1993 relating to the Preferred Stock (the "Preferred Stock Registration Rights Agreement"), the Company agreed to file a shelf registration statement covering the outstanding shares of Preferred Stock and the 2,700,000 shares of Common Stock which may be issuable upon conversion of the Preferred Stock. The sale or other disposition of a substantial number of such shares of Common Stock in the public market could adversely affect the prevailing market price for the Common Stock and, therefore, the value of the Warrants.

Dividend Policy

Contractual restrictions exist which limit the Company's ability to pay dividends on its capital stock. The terms of the Preferred Stock also limit the Company's ability to pay cash dividends on any class of capital stock of the Company junior to or on a parity with the Preferred Stock. See "Description of Securities -- Preferred Stock." The Company does not plan on paying dividends on the Common Stock in the foreseeable future. In addition, under Delaware law the Company's ability to pay dividends is subject to the statutory limitation that such payment be either (i) out of its surplus (the excess of its net assets over its total liabilities plus stated capital) or
(ii) in the event that there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.
 See "Market for Common Stock and Dividend Policy."

Industry Cyclicality

The Company's Heavy Equipment and Material Handling Segments have experienced declines in sales which are in part attributable to the overall economic slowdown and weakness of industry demand faced both domestically and abroad. Sales of products manufactured by the Heavy Equipment and Material Handling Segments have historically been subject to substantial cyclical variation based on general economic conditions. See "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Environmental and Related Matters

The Company's production facilities and operations are subject to a variety of federal, state, local and foreign environmental, health and job safety laws and regulations. The Company believes that reserves and planned expenditures are adequate to meet potential liabilities and costs in the next several years attributable to applicable environmental, health and job safety requirements. Environmental liabilities (especially those relating to discontinued production or waste disposal practices) are very difficult to quantify, and it is possible that litigation or regulatory action may require significant unanticipated expenditures or otherwise adversely affect the Company. The Company is not aware of any conditions or circumstances that, under applicable governmental environmental, health or safety regulations or requirements, will require expenditures by the Company which management believes would have a material adverse effect on its businesses. The Company may have contingent responsibility for certain environmental liabilities of Fruehauf if Fruehauf fails to discharge its obligation, to the extent that such liabilities arose during the time period during which Terex was the controlling stockholder of Fruehauf. The Company believes that Fruehauf's significant environmental liabilities predate Terex's acquisition of Fruehauf, and therefore any contingent responsibility of the Company is not expected to have a material adverse effect on the Company. See "Business -- Environmental Considerations."

THE COMPANY

Terex is a global provider of capital goods and equipment used in the mining, commercial building, infrastructure, manufacturing and construction industries.
  Through the Company's Heavy Equipment Segment, the Company designs, manufactures and markets heavy-duty, off-highway, earthmoving, construction, lifting, material handling and aerial lift equipment and related components and replacement parts. Through its Material Handling Segment, the Company is engaged in designing, manufacturing and marketing a complete line of internal combustion and electric lift trucks, electric walkies, automated pallet trucks, industrial tow tractors and related components and replacement parts. Terex also owns an approximate 22.6% equity interest in Fruehauf. Fruehauf designs, manufactures and markets truck trailers, making a wide range of van, refrigerated, platform, tank, dump trailer and other models, and related parts and accessories. Fruehauf recently restructured its debt obligations and completed new financings. See "Business -- Fruehauf Trailer Corporation."

The Company has grown through acquisitions and has had considerable experience in restructuring and operating capital goods manufacturers, particularly in the off-road truck and construction and industrial equipment industries. Following an acquisition, in order to improve profitability, the Company traditionally
(i) consolidates manufacturing operations, (ii) adjusts new equipment production capacity to meet the actual level of demand in the marketplace,
(iii) reduces corporate overhead and (iv) emphasizes that portion of the business that yields the highest margins, particularly the replacement parts business. More specifically, this strategy involves elimination of marginally profitable or unprofitable product lines, closing underutilized and inefficient plants, liquidating excess inventories and substantially reducing personnel.

The Company's management has made nine acquisitions since 1983. The following table lists these acquisitions and their respective product lines:

                              Date of
Business                      Acquisition         Current Product Lines

Northwest Engineering         November 1983       Draglines, cranes and
 Company                                           replacement parts

BCP Construction Products     March 1985          DYNAHOE backhoe/loader and
 Division                                          replacement parts for
                                                   Bucyrus-Erie machines

Terex Division                December 1986       Haulers, scrapers, loaders,
                                                   crawlers and replacement
                                                   parts

Koehring Cranes & Excavators  January 1987        Cranes, excavators, and
 Division                                          replacement parts

Terex Equipment Limited       June 1987           Haulers, scrapers, loaders,
                                                   crawlers and replacement
                                                   parts

Unit Rig Division             July 1988           Large haulers and loaders and
                                                   replacement parts

Fruehauf Trailer Corporation  July 1989           Truck trailers and related
                                                   parts and services

Mark Industries, Inc.         December 1991       Aerial lift equipment and
                                                   replacement parts

Clark Material Handling       July 1992           Internal combustion and
 Company and certain                               electric lift trucks and
 affiliated entities                               replacement parts


Each  of  these  businesses  possesses  three  key  attributes that  management believes enhance the Company's ability to improve its cash flow and profitability: (i) a long operating history and, thus, a significant number of units currently in the field that require replacement parts; (ii) significant brand name recognition in the industry and a well-established distribution network, principally through dealers, within its specialty markets; and (iii) new machine manufacturing capabilities which can be, if appropriate, adapted to serve specialty, higher margin markets involving products designed to address specific user needs and manufactured in low to medium production volumes.

The principal executive offices of the Company are located at 500 Post Road East, Westport, Connecticut 06880 and its telephone number is (203) 222-7008.

Recent Developments

The Company has continued to incur operating losses subsequent to September 30, 1993.

On December 20, 1993, the Company completed the private placement of the Warrants and the Preferred Stock to institutional investors for aggregate net proceeds to the Company of $27.2 million. The proceeds of such private placement are being used by the Company for additional working capital. Jefferies was the placement agent for the sale of the Preferred Stock and the Warrants. In connection with the sale of the Warrants and the Preferred Stock, the Company and the purchasers of the Warrants and the Preferred Stock entered into the Warrant Registration Rights Agreement and the Preferred Stock Registration Rights Agreement. See "Description of Securities -- Warrants" and "-- Preferred Stock."

In December 1993, the Company repurchased in the open market Secured Notes in the aggregate principal amount of $5.0 million for approximately $4.5 million, including accrued interest, and the Company had such Secured Notes cancelled as of December 31, 1993.

In December 1993, the Company sold 1,000,000 shares of the common stock of Fruehauf in two separate transactions, which reduced the Company's percentage ownership interest in Fruehauf to approximately 22.6%, for aggregate proceeds to the Company of approximately $3.0 million. The Company intends to make an offer to purchase approximately $3.0 million of outstanding Secured Notes in the second quarter of 1994 pursuant to the terms of the indenture for the Secured Notes.

USE OF PROCEEDS

The Company will receive proceeds of $.01 per Warrant Share issued upon exercise of the Warrants, for an aggregate amount of up to $13,000. The Company will use such proceeds for general corporate purposes. All Warrants and Warrant Shares covered hereby being registered for resale are being so registered for the account of the Selling Security Holders and, accordingly, the Company will not receive any of the proceeds from the resale of the Warrants or Warrant Shares by the Selling Security Holders.

MARKET FOR COMMON STOCK AND DIVIDEND POLICY

Effective March 19, 1991, the Company's Common Stock was listed on the NYSE under the symbol "TEX".
Quarterly Market Prices
                       1993                               1992
           Fourth Third  Second First     Fourth  Third  Second   First
High       $9.25 $ 8.13 $10.75$11.88     $12.75 $12.50  $16.25 $18.50
Low         6.38   6.25   6.63  9.13       6.63   8.13    9.50  12.75

No dividends were declared or paid in 1993 or 1992. As discussed in Note I -- "Long-Term Obligations" to the Consolidated Financial Statements, certain of the Company's debt agreements contain restrictions as to the payment of cash dividends. Under these agreements, no retained earnings were available for dividends at December 31, 1993. The terms of the Preferred Stock also restrict the Company's ability to pay cash dividends on the Common Stock. See "Description of Securities -- Preferred Stock." The Company intends generally to retain earnings, if any, to fund the development and growth of its business.
 The Company does not plan on paying dividends on the Common Stock in the forseeable future. Any future payments of cash dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors that the Board of Directors may deem relevant.

As of January 1, 1994,  there were  895 stockholders  of record  of the  Common
Stock.

CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as of September 30, 1993. The table should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. The Company has continued to incur operating losses subsequent to September 30, 1993. See "The Company -- Recent Developments" and "Selected Consolidated Financial Information."

                                                      (In thousands)
                                                  Actual     Pro Forma (1)
Notes payable and long-term debt
 (including current portion):
  Secured Notes                                $159,080  (2)  $ 159,080
  Subordinated Notes                             32,633  (3)     32,633
  Lending Facility                               18,650  (4)     18,650
  Other debt, including notes payable            18,752  (5)     18,752
    Total notes payable and long term debt       229,115        229,115

Redeemable Convertible Preferred Stock               ---         10,328

Stockholders' investment
  Common Stock Purchase Warrants                     ---         16,851
  Common Stock                                       100            100
  Additional paid-in capital                      37,808         37,808
  Retained deficit                              (81,326)       (81,326)
  Pension liability adjustment                   (4,452)        (4,452)
  Foreign currency translation adjustment        (9,998)        (9,998)
    Total stockholders' investment              (57,868)       (41,017)

Total capitalization                            $171,247       $198,426



(1) Presented as if 1,200,000 shares of the Preferred Stock and 1,300,000 Warrants were issued as of September 30, 1993. See "The Company -- Recent Developments."
(2) Represents $160.0 million principal amount of Secured Notes (of which $5.0 million were repurchased subsequent to September 30, 1993) which bear interest at 13% and are due August 1996. These notes are secured by substantially all inventory and property, plant and equipment of the Company's Material Handling and Heavy Equipment Segments as well as the Company's investment in common stock of Fruehauf.
(3) Represents $33.3 million principal amount of Subordinated Notes which bear interest at 13.5%, are payable in equal annual installments of approximately $8.3 million and are finally due July 1997. These notes are secured by a secondary position in substantially the same assets which collateralize the Secured Notes.
(4) The Lending Facility bears interest at a fluctuating rate (8.75% at September 30, 1993) based on the prime rate. The Lending Facility provides for revolving credit loans and guarantees of letters of credit of up to $20.0 million and matures on August 24, 1995. Borrowings under the Lending Facility are secured by a lien on substantially all of the Company's domestic cash and accounts receivable.
(5) See Note I of the Notes to Consolidated Financial Statements for December 31, 1992, included elsewhere in this Prospectus, for a description of the Company's other debt.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
             (in thousands except per share amounts and employees)

Selected Financial Data (1)

                    Nine Months
                       Ended       As of and for the Year Ended December 31,
                   September 30,
                        1993      1992      1991      1990      1989      1988

Summary of Operations  (2)
   Net Sales        $519,510   $523,355 $784,194$1,023,178  $790,903   $343,721
   Income (loss)
    from operations (18,368)    (4,125)$(36,200)   $44,386   $39,397    $21,994
   Net income (loss)(45,095)   (51,175) (29,786)     6,053    17,772     13,418
   Net income (loss)
    per share (3)     (4.53)    (5.75)    (3.00)     0.61      1.82       1.20
Ratio of
 earnings to
 fixed charges (4)    (5)       (5)       (5)        1.1x      1.4x       2.0x
Working Capital
   Current assets   $267,589   $319,235 $361,945  $434,533  $483,736   $254,595
   Current
    liabilities      187,539    222,014  244,301   240,310   306,731     95,410
   Working capital    80,050     97,221  117,644   194,223   177,005    159,185
   Current ratio        1.4       1.4       1.5       1.8       1.6       2.7
Property, Plant and Equipment
   Net property,
    plant and
    equipment       $101,543   $116,279 $129,560  $170,592  $179,016    $27,312
   Capital
    expenditures       8,529      5,382    4,098     8,707     2,934      3,263
   Depreciation       11,615      7,074   11,028    10,930     7,728      3,686
Total Assets        $402,576   $477,356 $617,203  $745,065  $833,338   $287,864
Capitalization (6)
   Long-term debt
    and notes payable,
    including current
    maturities      $229,115   $217,605 $216,085  $305,858  $309,796   $109,858
   Stockholders'
    investment      (57,868)    (6,168)   59,881   101,257    80,248     66,912
   Book value
    per share (3)     $(5.81)   $(0.62)    $6.03    $10.24     $8.24     $6.89
   Dividends
    per share (3)        ---       ---     $0.06     $0.05     $0.04       ---
   Return on
    average
    stockholders'
    investment          ---        ---    (37.0)%     6.7%24.2%23.6%
   Shares
    outstanding at
    period-end (3)     9,953      9,949    9,923     9,893     9,743      9,713
Employees             3,150       3,056    6,980     8,000     9,406      2,585

(1)  Certain prior year financial information has been adjusted  to conform  to the 1992 classification and restated as further discussed in Note B -- "Restatements" to the Consolidated Financial Statements for December 31, 1992. As explained in Note B of the Notes to Consolidated Financial Statements for December 31, 1992 and Note F of the Notes to Condensed Consolidated Financial Statements for September 30, 1993, the financial statements and, accordingly, the summary financial information presented herein, are presented giving effect to the deconsolidation of Fruehauf as of January 1, 1992.
(2) The Selected Financial Data includes the results of operations of the businesses acquired from the date of their respective acquisitions. See a further discussion of acquisitions in Note C -- "Acquisitions" and Note D -- "Investment in Fruehauf Trailer Corporation" in the Notes to Consolidated Financial Statements for December 31, 1992.
(3) The net income (loss) per share, book value per share, dividends per share, and shares outstanding at period-end for all periods shown above reflect the May 1990 five-for-four stock split.
(4) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, minority interest, extraordinary items and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt issuance costs and rental expense representative of the interest factor.
(5) The ratio of earnings to fixed charges is less than 1.0 for these periods. The deficiency amounts are $44,225 for the nine months ended September 30,
1993, $22,130 for 1992 and $50,890 for 1991.
(6) See "The Company -- Recent Developments" and "Capitalization" for a description of the Preferred Stock and Warrants issued in December 1993 and presentation of resulting pro forma capitalization.

Unaudited Quarterly Financial Data

Summarized quarterly financial data for the first nine months of 1993 and for 1992 and 1991 are as follows (in thousands, except per share amounts):

                                       1993

                            Third     Second    First

Net sales                 $164,052  $172,261  $183,197
Gross profit                12,339    14,321    17,599
Net income (loss)         (15,046)  (17,650)  (12,399)
Net income (loss) per
   share                   $(1.51)   $(1.77)   $(1.25)

                                                 1992
                                 Fourth    Third     Second    First

Net sales                      $210,101  $145,421  $82,843   $84,990
Gross profit                     25,011    12,572    6,901     9,526
Net income (loss)              (18,564)  (19,856) (13,605)    (5,110)
Net income (loss) per
   share                        $(1.87)   $(2.00)   $(1.37)   $(0.51)

                                                 1991
                                 Fourth    Third     Second    First

Net sales                     $200,556  $187,430  $216,609  $179,599
Gross profit                    18,502    25,611    24,390    25,378
Net income (loss)             (15,821)     8,979  (10,932)  (12,012)
Net income (loss) per
   share                        $(1.59)    $0.91    $(1.10)   $(1.21)

The accompanying unaudited quarterly financial data of the Company has been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments considered necessary for a fair presentation have been made and were of a normal recurring nature except for those discussed below.

As disclosed in Note B -- "Restatements" to the Consolidated Financial Statements for December 31, 1992, and in Note F -- "Investment in Fruehauf" to the Condensed Consolidated Financial Statements for the nine months ended September 30, 1993, the financial statements have been restated to give effect to the deconsolidation of Fruehuaf as of January 1, 1992. As disclosed in Note B -- "Restatements" to the Consolidated Financial Statements for December 31, 1992, the prior year financial statements have also been restated. The quarterly financial data shown above reflect these restatements.

The following is a reconciliation of originally recorded financial results to the restated results:

                                                 1993
                                      Third     Second    First
Net Income (Loss)
   As originally reported           $65,954 $(83,116) $(27,635)
   Deconsolidation adjustment      (81,000)    65,466    15,236
Restated net income (loss)        $(15,046) $(17,650) $(12,399)

Net Income (Loss) Per Share
   As originally reported             $6.63    $(8.35)   $(2.78)
   Deconsolidation adjustment         (8.14)     6.58      1.53
Restated net income (loss)
   per share                         $(1.51)   $(1.77)   $(1.25)

                                                 1992
                                 Fourth    Third     Second    First
Net Income (Loss)
   As originally reported    $(22,477) $(20,304)  $(10,919)  $(5,463)
   Restatement adjustment          ---       408    (2,686)       353
   Deconsolidation adjustment    3,913       ---       ---       ---
Restated net income (loss)   $(18,564) $(19,896)  $(13,605)  $(5,110)

Net Income (Loss) Per Share
   As originally reported       $(2.26)   $(2.04)   $(1.10)   $(0.55)
   Restatement adjustment          ---      0.04     (0.27)     0.04
   Deconsolidation adjustment     0.39       ---        ---      ---
Restated net income (loss)
   per share                    $(1.87)   $(2.00)   $(1.37)   $(0.51)

                                                 1991
                                 Fourth    Third     Second    First
Net Income (Loss)
   As originally reported     $(15,717)   $6,203 $(11,410)  $(12,489)
   Restatement adjustment         (104)    2,776       478        477
Restated net income (loss)    $(15,821)   $8,979 $(10,932)  $(12,012)

Net Income (Loss) Per Share
   As originally reported       $(1.58)    $0.63    $(1.15)   $(1.26)
   Restatement adjustment        (0.01)     0.28      0.05      0.05
Restated net income (loss)
   per share                    $(1.59)    $0.91    $(1.10)   $(1.21)


In conjunction with the initial public offering of 4,000,000 shares of Fruehauf common stock in 1991 (the "Fruehauf IPO"), the Company contemplated related exchange transactions between certain stockholders and warrantholders of the Company and Fruehauf. In determining the Company's net gain in 1991 on the Fruehauf IPO, the Company considered the impact of these related exchange transactions. The estimated impact of these exchange transactions was a loss of approximately $7.7 million. The loss was recorded as a reduction of the gain on the sale of Fruehauf, and a net gain of $15.0 million was recorded in 1991. During the fourth quarter of 1992, the agreements governing the exchange transactions expired and management and the parties to the exchange concluded that the exchange transactions originally contemplated were no longer in the best interests of the Terex and Fruehauf stockholders. Accordingly, the $7.7 million reserve for the estimated impacts of the exchange transactions was recorded into income in the fourth quarter of 1992. The impact of this transaction is recorded as a component of Other Income in the Consolidated Statement of Income for December 31, 1992.

During the fourth quarter of 1991, Fruehauf recorded restructuring costs of $15.8 million. This charge related to the anticipated costs of implementing a restructuring of Fruehauf's distribution system, and included other costs related to streamlining Fruehauf's manufacturing operations.

As described in Note D -- "Investment in Fruehauf Trailer Corporation" in the Notes to Consolidated Financial Statements for December 31, 1992, the Company consolidated Fruehauf's financial results with those of the Company for financial reporting purposes during 1991 and, as a result of the termination of the voting trust during 1992, presently accounts for its investment in Fruehauf using the equity method. The Company's consolidated financial statements contained in this Prospectus, and the above summary information, are presented giving effect to the deconsolidation of Fruehauf as of January 1, 1992.

See the  Company's Consolidated  Financial Statements   for  December 31,  1992
included elsewhere in this Prospectus.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The Company operates in two industry segments: Heavy Equipment and Material Handling. Prior to 1992, the Company operated in two industry segments: Heavy Equipment and Trailer (Fruehauf). The Material Handling Segment principally represents the operations of Clark Material Handling Company ("CMHC") and certain affiliated companies (together with CMHC, "Clark"). On July 31, 1992, the Company acquired the common stock of CMHC and certain affiliates (the "Clark Acquisition") from Clark Equipment Company (see Note C -- "Acquisitions" to the Consolidated Financial Statements for December 31, 1992). Clark designs, manufactures and markets internal combustion and electric lift trucks, electric walkies, tow tractors and related parts and equipment. The Clark Acquisition was accounted for using the purchase method, therefore, the Clark operating results have been included in the Company's consolidated results of operations since August 1, 1992. As described in "Business -- Fruehauf Trailer Corporation," the Company presently accounts for its investment in Fruehauf using the equity method and the Company's consolidated financial statements are presented giving effect to the deconsolidation of Fruehauf as of January 1, 1992.

Nine Months Ended September 30, 1993

The table below is a comparison of net sales, gross profit, engineering, selling, and administrative expenses and loss from operations, by segment, for the nine months ended September 30, 1993 and 1992. Amounts shown for the Material Handling Segment for 1992 represent activity for two months subsequent to the Clark Acquisition.

                                     Nine Months Ended
                                        September 30          Increase
                                    19931992     (Decrease)
                                       (in millions of dollars)

  NET SALES
     Heavy Equipment               $205.5         $224.9     $(19.4)
     Material Handling              314.0           88.4      225.6
       Total                       $519.5         $313.3     $206.2

  GROSS PROFIT
     Heavy Equipment                $24.7          $22.3       $2.4
     Material Handling               19.6            6.7       12.9
        Total                       $44.3          $29.0      $15.3

  ENGINEERING, SELLING AND ADMINISTRATIVE
       EXPENSES
     Heavy Equipment                $22.5          $28.4      $(5.9)
     Material Handling               37.5            8.7       28.8
     General/Corporate                2.6            0.5        2.1
       Total                        $62.6          $37.6      $25.0

  INCOME (LOSS) FROM OPERATIONS
     Heavy Equipment                 $2.2          $(6.1)      $8.3
     Material Handling              (17.9)          (2.0)     (15.9)
     General/Corporate               (2.6)          (0.5)      (2.1)
       Total                       $(18.3)         $(8.6)      $9.7


  Net Sales

Sales increased $206.2 million, or approximately 66%, for the nine months ended September 30, 1993 over the comparable 1992 period.

Heavy Equipment Segment sales decreased $19.4 million during the nine months ended September 30, 1993 compared to the nine months ended September 30, 1992. This decrease reflects the effects during the first half of 1993 of worldwide economic conditions on the construction and mining industries, the Heavy Equipment Segment's principal markets. Machines and contract sales represented $15.8 million of the decrease and parts sales represented $3.6 million of the decrease, as the sales mix changed to 38% parts in 1993 from 36% parts in 1992.
 The Unit Rig division ("Unit Rig"), the Heavy Equipment Segment division that principally serves the mining industry, experienced a decrease in sales of $10.3 million to $47.0 million for the nine months ended September 30, 1993 from $57.3 million in the nine months ended September 30, 1992. This decrease was primarily a result of reduced sales in the first half of 1993 due to continued low bookings in the second half of 1992 as the mining industry continued to operate at reduced levels. Several completed trucks in inventory as of September 30, 1993 were not shipped due to delays in completion of final purchaser financing arrangements, also contributing to the decrease. Koehring Cranes and Excavators ("Koehring"), the Heavy Equipment Segment division that serves the construction market, experienced a decrease in sales of $12.8 million to $57.9 million for the nine months ended September 30, 1993 from $70.7 million for the first nine months of 1992. Koehring sales in 1992 were higher due to sales of slow moving inventory and product lines at low margins to reduce inventory and more effectively utilize working capital. The decreased sales at Koehring and Unit Rig were partially offset by a $3.4 million increase in sales by the Company's Terex division and TEL, to $99.7 million for the nine months ended September 30, 1993.

Heavy Equipment Segment bookings during the first nine months of 1993 were $209.6 million, a decrease of $10.9 million, or 5% from the same period in 1992. Booking for parts sales, from which the Company realizes higher margins than machine sales, increased $1.7 million or 2% for the first nine months of 1993 over the year earlier period. Machine and contract bookings decreased $12.6 million or 9%, reflecting continuing weakness in the Segment's principal markets during the first half of 1993 as well as more aggressive pricing and financing by the Company's competitors. The slow recovery in the construction industry has also made the Koehring and Terex division distributor networks more cautious in their acquisition of new equipment, especially for machines to
be used in  the rental  market.   Heavy Equipment  Segment backlog  was $89.0
million at September 30, 1993 compared to $85.4 million at December 31, 1992 and $47.7 million at September 30, 1992.

Material Handling Segment sales were $314.0 million for the nine months ended September 30, 1993 compared to $88.4 million for August and September 1992, an increase of $225.6 million. On a pro forma basis, giving effect to the Clark Acquisition as of January 1, 1992, sales decreased $62.9 million for the nine months ended September 30, 1993 from $376.9 million for the nine months ended September 30, 1992. Management believes that Material Handling Segment dealers increased orders during the fourth quarter of 1992 to ensure adequate inventory levels during the first quarter of 1993 while the company transferred certain Material Handling Segment production from Korea to the U.S. and Germany, resulting in lower sales in the first quarter of 1993. This transfer of production continued during 1993, but was not completed by September due to delays in establishing replacement lines of credit similar to those previously existing in Korea. In addition, the Material Handling Segment experienced working capital constraints during the third quarter of 1993 which have limited the Company's ability to obtain materials and maintain production, adversely affecting sales. Management expects Material Handling Segment sales volume to remain at third quarter levels during the fourth quarter of 1993 until completion of the working capital equity infusion as discussed below under "Liquidity and Capital Resources." Bookings have remained strong because of improved demand in the North American forklift industry. As a result of these factors, the Material Handling Segment backlog was $127.0 million at September 30, 1993 compared to $83.2 million at December 31, 1992 and $80.8 million at the July 31, 1992 acquisition date.

  Gross Profit

Gross profit for the nine months ended September 30, 1993 increased $15.3 million compared to the nine months ended September 30, 1992. The Material Handling Segment contributed gross profit of $19.6 million for the nine months ended September 30, 1993 compared to $6.7 million for August and September 1992, an increase of $12.9 million.

The Heavy Equipment Segment's gross profit increased $2.4 million to $24.7 million in the first nine months of 1993 compared to $22.3 million in the year earlier period. Improved gross profit from machines and contract sales accounted for substantially all of the increase, reflecting the positive effects of cost reduction initiatives implemented in 1992 and throughout 1993. Gross profit for the 1993 period includes a $2.2 million provision for write-down of certain inventory at Koehring in connection with management's decision to cease new machine production for certain products. The gross profit percentage in the Heavy Equipment Segment increased to 12.0% for the nine months ended September 30, 1993 compared to 10.0% for the nine months ended September 30, 1992 reflecting the increased percentage of parts sales, from which the Company realizes higher margins, and improved manufacturing efficiency.

  Engineering, Selling and Administrative Expenses

Engineering, selling and administrative expenses increased to $62.6 million for the nine months ended September 30, 1993 from $37.6 million for the nine months ended September 30, 1992. The Material Handling Segment engineering, selling and administrative expenses totaled $37.5 million for the nine months ended September 30, 1993 compared to $8.7 million for August and September, 1992 and compared to $36.6 million for the nine months ended September 30, 1992 on a pro forma basis. Heavy Equipment Segment engineering, selling and administrative expenses decreased from $28.4 million for the nine months ended September 30, 1992 to $22.5 million for the nine months ended September 30, 1993 as a result of cost reduction initiatives including headcount reductions and the consolidation of certain administrative functions into the Heavy Equipment Segment's administrative offices in Tulsa, Oklahoma. Corporate expenses increased $2.1 million primarily as a result of increased legal and accounting expenses.

  Income (Loss) from Operations

The Heavy Equipment Segment income from operations increased $8.3 million from a $6.1 million loss in the 1992 period to $2.2 million income in the 1993 period. This improvement resulted from the increase in gross profit and the decrease in engineering, selling and administrative expenses, offset by the $2.2 million provision for write-down of inventory. Except for the Koehring division, the businesses comprising the Heavy Equipment Segment reported income from operations for the nine months ended September 30, 1993. The losses at Koehring have been reduced as a result of continuing cost reductions, improvements in inventory management and elimination of certain low-volume products, and the Company continues to consider additional actions necessary to return that operation to consistent profitability, including a continuing evaluation of facilities, products and inventories. In addition, in March 1992 the Company sold Benton Harbor Engineering ("Benton Harbor"), which had experienced a loss from operations in the first quarter of 1992.

The Material Handling Segment incurred a loss from operations of $17.9 million for the nine months ended September 30, 1993, compared to an operating loss of $2.0 million for August and September, 1992 and compared to an operating loss of $12.3 million for the nine months ended September 30, 1992 on a pro forma basis, primarily as a result of decreased sales.

On a consolidated basis, the Company experienced an operating loss of $18.3 million for the nine months ended September 30, 1993, compared to an operating loss of $8.6 million for the nine months ended September 30, 1992.
Income (loss) from operations before depreciation is as follows:

                                             Nine Months Ended September 30,
                                                 1993                1992
                                                 (in millions of dollars)
   INCOME (LOSS) FROM OPERATIONS
   BEFORE DEPRECIATION
     Heavy Equipment                           $ 5.1               $(4.3)
     Material Handling                          (9.3)               (0.6)
     General/Corporate                          (2.5)               (0.6)
       Total                                   $(6.7)              $(5.5)


  Other Income (Expense)

Interest expense on a consolidated basis was $23.8 million for the nine months ended September 30, 1993 compared to $15.6 million for the nine months ended September 30, 1992. Terex sold $160 million principal amount of the Secured Notes on July 31, 1992. The proceeds of the Secured Notes were used for the cash portion of the Clark Acquisition ($85 million), the payment of all amounts outstanding under Terex's previous credit and letter of credit agreement ($58 million), and for working capital and transaction costs. The increase in Terex interest expense for the nine months ended September 30, 1993 over the nine months ended September 30, 1992 is primarily the result of incremental borrowings to finance the Clark Acquisition (incremental interest expense of approximately $6.7 million) and higher interest rates on new borrowings used to refinance the previous credit and letter of credit agreement, as well as additional costs related to establishing and utilizing a new credit and letter of credit agreement.

The Company recognized equity in the net loss of Fruehauf of $0.7 million for the nine months ended September 30, 1993 compared to equity in the net loss of Fruehauf of $14.6 million for the nine months ended September 30, 1992. As described in Note F of the Notes to Condensed Consolidated Financial Statements for September 30, 1993, the Company does not expect to recognize any significant additional losses with respect to its investment in Fruehauf.

The provision for income taxes generally represents taxes withheld on foreign royalties and dividends. As such, any fluctuation in the provision for income tax is due to fluctuations in these items. The Company adopted SFAS No. 109, "Accounting for Income Taxes" on January 1, 1993. The new pronouncement retains the basic concepts of SFAS No. 96, but generally simplifies its application. The adoption of this new pronouncement did not have a material impact on the Company's operating results and financial position. See "Recent Pronouncements" below.

  Extraordinary Item

In connection with terminating its previous bank lending agreement as described below under "Liquidity and Capital Resources," the Company recognized a charge of approximately $2.0 million in the second quarter of 1993 to write off unamortized debt issuance costs.

1992 Compared with 1991

The table below is a comparison of net sales, gross profit, engineering, selling and administrative expenses and income (loss) from operations, by segment, for the years ended December 31, 1992 and 1991:

                                         Year Ended
                                        December 31,          Increase
                                    1992           1991      (Decrease)
                                            (in millions of dollars)

   NET SALES
     Heavy Equipment             $282.4         $271.5           $10.9
     Material Handling            241.0           ---            241.0
     Trailer                       ---           512.7          (512.7)

       Total                     $523.4         $784.2         $(260.8)

   GROSS PROFIT
     Heavy Equipment              $29.6          $26.3            $3.3
     Material Handling             24.4           ---             24.4
     Trailer                       ---            67.6           (67.6)

       Total                      $54.0          $93.9          $(39.9)

   ENGINEERING, SELLING AND
     ADMINISTRATIVE EXPENSES
     Heavy Equipment              $35.6          $37.6           $(2.0)
     Material Handling             22.2           ---             22.2
     Trailer                       ---            90.8           (90.8)
     General/Corporate              0.3            1.7            (1.4)

       Total                      $58.1         $130.1          $(72.0)

   INCOME (LOSS) FROM OPERATIONS
     Heavy Equipment              $(6.0)        $(11.3)           $5.3
     Material Handling              2.2           ---              2.2
     Trailer                       ---           (23.2)           23.2
     General/Corporate             (0.3)          (1.7)            1.4

       Total                      $(4.1)        $(36.2)          $32.1


Operating Results

     Net Sales

Sales decreased $260.8 million or approximately 33%, during 1992 compared to 1991. Material Handling Segment sales were $241.0 million for the year ended December 31, 1992 representing the Clark sales since the acquisition date. Trailer Segment sales were $512.7 million in 1991. Heavy Equipment Segment sales increased $10.9 million during 1992 compared to the 1991 period. Mark Industries ("Mark"), an operating unit of the Heavy Equipment Segment, was acquired in December 1991. Excluding Mark, Heavy Equipment Segment fiscal 1992 sales decreased $9.4 million in relation to the comparable 1991 period. This decrease reflects the continuing effects of the worldwide recession on the construction and mining industries, the Heavy Equipment Segment's principal markets. Heavy Equipment Segment bookings during 1992 were $315.9 million, an increase of $56 million, or 22% over 1991. The majority of this increase occurred in the fourth quarter. Fourth quarter 1992 Heavy Equipment Segment bookings were $95.4 million, an increase of $43 million over the comparable 1991 period. Heavy Equipment Segment backlog was $85.4 million at December 31, 1992, an increase of $33.4 million over the comparable amount at December 31, 1991.

The overall Heavy Equipment Segment sales mix of equipment sales as a percentage of total net sales increased slightly during 1992 in relation to 1991. Equipment sales represented 61% of total Heavy Equipment Segment sales in 1992, while equipment sales represented 57% of total Heavy Equipment Segment sales in 1991. This relationship is consistent with the relationship of Heavy Equipment Segment bookings for 1992 in relation to 1991. Generally, the Heavy Equipment Segment realizes lower gross margin percentages on new equipment than its other revenue, principally parts.

The Material Handling Segment backlog was $83.2 million at December 31, 1992 compared to backlog at the July 31, 1992 acquisition date of $80.8 million. On September 2, 1992, the Company announced that certain of its production of its 2,000 and 10,000 lb. capacity trucks would be brought back to the U.S. and Germany beginning in the fourth quarter of 1992. Management believes that Material Handling Segment dealers increased order activity during the fourth quarter to ensure adequate inventory levels during the repatriation. The increased fourth quarter 1992 sales volume will result in somewhat lower sales volume throughout the first quarter of 1993 as the Material Handling Segment completes the final stages of the repatriation of production of its light IC to the U.S. during the second quarter of 1993.

     Gross Profit

Gross profit for the year ended December 31, 1992 decreased $39.9 million over 1991. The Material Handling Segment contributed gross profit of $24.4 million to the 1992 gross profit of $94.7 million. Heavy Equipment Segment 1992 gross profit increased $3.3 million over the comparable 1991 period. Mark 1992 gross profit represented $1.4 million of the Heavy Equipment Segment increase. The Trailer Segment gross profit was $40.7 million in 1991.

Excluding Mark, the Heavy Equipment Segment's gross profit increased $1.9 million over 1991. Gross profit percentage increased to 10.8% in 1992 from 9.7% in 1991. Gross profit from parts sales decreased $2.5 million as a result of the change in sales mix from parts to machines. Gross profit from machines and other sales increased $4.4 million, principally as a result of cost reduction initiatives implemented in the latter part of 1991 and throughout 1992 to reduce the fixed overhead cost base and as a result of a reduced provision for inventory obsolescence in 1992. The cost reduction initiatives accounted for approximately $2.4 million of the increase in gross profit and included headcount reductions primarily at Koehring and consolidation of manufacturing operations to reduce excess capacity at TEL. The reduced provision for inventory obsolescence accounted for approximately $2.0 million of the increase in gross profit and resulted from improvements in inventory management which have reduced the amount of inventory entering the excess and obsolete classification. During the second quarter of 1992, the Company substantially reduced inventory to more effectively utilize working capital. However, this reduction occurred at gross margins which were lower than normally achieved in routine sales of such products, and, as a result, the incremental sales had only a minor impact on gross profit. The sale of the Benton Harbor operation in March 1992 also contributed to the improvement in gross profit from machines and other sales. Benton Harbor incurred a loss at the gross profit line of $0.8 million in 1991 on sales of $8.5 million.

     Engineering, Selling and Administrative Expenses

Engineering, selling and administrative expenses decreased to $58.1 million in 1992 from $114.3 million in 1991. The Material Handling Segment engineering, selling and administrative expenses totaled $22.2 million for the five months ended December 31, 1992. These incremental engineering, selling and administrative expenses were offset by reduced Heavy Equipment Segment and corporate engineering, selling and administrative expenses of $3.4 million resulting from cost reduction initiatives including headcount reductions and the consolidation of certain administrative functions into the Heavy Equipment Segment's administrative offices in Tulsa, Oklahoma.

Trailer Segment engineering, selling and administrative expenses were $90.8 million in 1991, including restructuring costs of $15.8 million representing provisions for the anticipated future costs of implementing a restructuring of Fruehauf's distribution system and other non-recurring costs, as more fully described in Note D of the Notes to Consolidated Financial Statements for December 31, 1992.

     Income (Loss) From Operations

On a consolidated basis, the Company experienced an operating loss of $4.1 million for the year ended December 31, 1992, compared to an operating loss of $36.2 million for the year ended December 31, 1991. The improvement resulted from, among other items, the contribution of operating profit of $2.2 million by the Material Handling Segment for the five months ended December 31, 1992 (since its acquisition), the positive impact of cost reduction and cost containment initiatives implemented in the latter part of 1991 and throughout 1992, and the sale of Benton Harbor in March 1992 which experienced an operating loss in the 1991 period. The Trailer Segment's operating loss was $23.2 million for 1991.

Income (loss) from operations before depreciation is as follows:

                                         Year Ended December 31,
                                              1992      1991
                                         (in millions of dollars)
          INCOME (LOSS) FROM OPERATIONS
              BEFORE   DEPRECIATION
     Heavy Equipment                        $(2.7)    $(7.2)
     Material Handling                        5.9         ---
     Trailer                                    ---   (16.3)
     General/Corporate                       (0.3)     (1.7)
        Total                                $2.9    $(25.2)

     Other Income (Expense)

Interest expense decreased on a consolidated basis from $31.2 million in 1991 to $23.3 million in 1992. Interest expense related to Fruehauf debt totaled $17.6 million in 1991. Interest expense related to Terex debt increased $9.8 million in 1992.

As discussed further under the caption "Liquidity and Capital Resources," Terex sold $160 million principal amount of the Secured Notes on July 31, 1992. The proceeds of the Secured Notes were used for the cash portion of the Clark Acquisition ($85 million), the payment of all amounts outstanding under Terex's previous credit and letter of credit agreement ($58 million), and for working capital and transaction costs. The increase in Terex interest expense over 1991 is primarily the result of (a) incremental borrowings to finance the Clark Acquisition (incremental interest expense of approximately $4.6 million), (b) higher interest rates on new borrowings used to refinance the previous credit and letter of credit agreement, as well as additional costs related to establishing and utilizing a new credit and letter of credit agreement, and (c) a $2.7 million amendment and renewal fee charged by Terex's previous bank consortium prior to the refinancing.

As described in "Business -- Fruehauf Trailer Corporation," the Company presently accounts for its investment in Fruehauf using the equity method. The Company recognized an equity loss of $35.0 million in 1992 from its investment in Fruehauf. Fruehauf reported a loss of $65.2 million for 1992 as a result of reduced sales because of the closure or conversion of 26 sales and service branches as part of Fruehauf's branch restructuring program, a change in Fruehauf's sales mix to lower-margin new trailer and fleet sales and unfavorable manufacturing variances and lost sales of used trailers and parts because of the effects of liquidity problems experienced by Fruehauf during 1992 and which continued into 1993.

In conjunction with the Fruehauf IPO, the Company contemplated related exchange transactions between certain stockholders and warrantholders of the Company and Fruehauf. In determining the Company's net gain in 1991 on the Fruehauf IPO, the Company considered the impact of these related exchange transactions. The estimated impact of these exchange transactions was a loss of approximately $7.7 million. The loss was recorded as a reduction of the gain on the sale of Fruehauf of $22.7 million, for a net gain of $15.0 million in 1991. During the fourth quarter of 1992, the exchange agreement expired and management and the parties to the exchange concluded that the exchange transactions originally contemplated were no longer in the best interests of the Terex and Fruehauf stockholders. Accordingly, the $7.7 million reserve for the estimated impacts of the exchange transactions was recorded into income in the fourth quarter of 1992. The impact of this transaction is recorded as a component of Other Income in the Consolidated Statement of Income for December 31, 1992.

In 1991, Fruehauf recognized equity in net income of affiliated companies of $4.2 million and a $7.5 million gain on the sale of excess assets, including a $6.6 million gain on the sale of Coast Engineering and Manufacturing Company's ("CEMCO") operating assets.

Other income (expense) in 1992 included foreign exchange losses of $2.4 million and other miscellaneous items. Other income (expense) in 1991 included a $3.3 million loss on the sale by Fruehauf of stock in Societe Europeene de Semi-Remorques S.A. ("SESR"), Europe's largest trailer manufacturer.

1991 Compared with 1990

The table below is a comparison of net sales, gross profit and income (loss) from operations for the years ended December 31, 1991 and 1990 and reflect the restatements as described in Note B -- "Restatement of Prior Period Results" to the Consolidated Financial Statements for December 31, 1992:

                                         Year Ended
                                        December 31,          Increase
                                    1991            1990     (Decrease)
                                          (in millions of dollars)
  NET SALES
     Heavy Equipment               $271.5         $433.7     $(162.2)
     Trailer                        512.7          589.5       (76.8)

       Total                       $784.2       $1,023.2     $(239.0)

  GROSS PROFIT
     Heavy Equipment                $26.3          $72.2      $(45.9)
     Trailer                         67.6           93.9       (26.3)

       Total                        $93.9         $166.1      $(72.2)

  ENGINEERING, SELLING AND
     ADMINISTRATIVE EXPENSES
     Heavy Equipment                $37.6          $48.9      $(11.3)
     Trailer                         90.8           74.6        16.2
     General/Corporate                1.7           (1.8)        3.5

       Total                       $130.1         $121.7        $8.4

  INCOME (LOSS) FROM OPERATIONS
     Heavy Equipment               $(11.3)         $23.3      $(34.6)
     Trailer                        (23.2)          19.3       (42.5)
     General/Corporate               (1.7)           1.8        (3.5)

       Total                       $(36.2)         $44.4      $(80.6)

  Net Sales

Net sales were $239.0 million lower in 1991 than in 1990. This 23.4% decrease is largely attributable to the overall economic slowdown and weakness of industry demand faced both domestically and abroad in the Heavy Equipment and Trailer Segments principal markets.

  Gross Profit

The gross profit percentage of the Heavy Equipment Segment decreased from 16.6% in 1990 to 9.7% in 1991. The decrease in gross profit and the related gross profit percentage was the result of the lower sales volume which resulted in substantially underutilized manufacturing capacity. In addition, the provision for excess and obsolete inventory increased approximately $1.7 million over the 1990 provision of $9.7 million. The principal factors contributing to the increased provision are a decline in net realizable value of certain excess finished goods inventory, as well as certain parts inventory. The reserve for excess and obsolete inventory as a percentage of gross inventory increased to 10.5% at December 31, 1991 as compared to 7.3% at December 31, 1990. This increase as a percentage of gross inventory is a result of the following factors: (i) management efforts to reduce working capital employed to finance inventory levels, (ii) higher reserve requirements resulting from reduced net realizable values to facilitate the movement of certain excess finished goods inventory and (iii) an increased aging of parts inventory. First, management focused its efforts during 1991 to improve inventory turns as a means to improve working capital utilization. Inventory minimization continued to be a high priority of management into 1992. Second, the significant economic downturn faced by the Company resulted in lower sales volume as discussed previously. In addition, the Company experienced a substantial increase in certain finished goods inventory. As part of management's ongoing evaluation of potentially excess and obsolete inventory including current and future market and economic factors, together with working capital utilization objectives, provisions to record the excess finished goods inventory at net realizable value were required. Lastly, the Company has experienced an increased aging of parts inventory due to declining sales volume and the consequent decline in machine populations in the field. As part of management's ongoing evaluation of parts excess and obsolete reserve requirements, management evaluated current part inventory quantities in comparison to current and future market and economic conditions. The evaluation indicated an impairment of the net realizable value of certain quantities of parts inventory. Machine population is expected to decline over the next several years and, as a result, management plans to focus substantial attention on the parts inventory control.

The Trailer Segment's gross margin percentage decreased to 13.2% in 1991 from 15.9% in 1990. The decrease was a result of lower new trailer demand and substantially underutilized manufacturing capacity. Sales mix was virtually unchanged from 1990 to 1991, and therefore did not impact the overall gross margin percentage comparison. Due to the underutilized manufacturing capacity in the domestic trailer manufacturing industry and reduced demand for new trailers, price competition was severe on new trailers. As a result, the gross profit percentage realized on new trailer sales was much lower than that on used trailers, replacement parts and service.

Unit sales of new truck trailers in the United States have historically experienced significant short-term fluctuations due to changing economic conditions. However, over the longer term, new truck trailer unit sales have exhibited growth generally in line with increases in the U.S. gross national product. Due to the poor economic conditions in the United States during 1990 and 1991, unit sales of new truck trailers were at their lowest levels since 1983 and in 1991 were approximately 32% below unit sales in 1988, the last full year before the Fruehauf acquisition.

The Trailer Segment's provision for excess and obsolete inventory increased by approximately $3.9 million over 1990. The principal factor contributing to the increased provision was the decline in the net realizable value of certain new and used trailer inventory, as well as certain parts inventory. The used trailer market continued to soften in the latter part of 1991, resulting in market prices falling below Fruehauf's carrying value of the related used trailers. In other cases certain used trailers remained in inventory for extended periods of time and aged by one model year. This aging adversely impacted the net realizable value of such trailers. Additionally, Fruehauf increased its reserves for replacement parts inventory. Due to the existence of quantities of seasonal products and truck equipment that were over one model-year old, a provision to record the reduction of the parts inventory to its lower net realizable value was required.

  Income (Loss) From Operations

Operating earnings (losses) for the Heavy Equipment Segment were ($11.3) million in 1991, as compared to $23.3 million in 1990 for the Heavy Equipment Segment. While engineering, selling, and administrative expenses decreased for the Heavy Equipment Segment from 1990 to 1991, the aforementioned reductions in sales and gross profit led to the operating profit decline.

Fruehauf's operating income was $19.3 million for the year ended December 31, 1990. During 1991, Fruehauf had an operating loss of $23.2 million. While engineering, selling, and administrative expenses remained stable from 1990 to 1991, the aforementioned reductions in sales and gross profit led to the operating profit decline. Additionally, a nonrecurring restructuring charge of $15.8 million recorded in the fourth quarter of 1991 contributed significantly to the decline in operating profit. These restructuring costs represented provisions for the anticipated future cost of implementing a restructuring of
Fruehauf's distribution system and other nonrecurring costs related to streamlining Fruehauf's manufacturing operations.

  Other Income (Expense)

Interest income decreased $1.6 million in 1991 as compared to 1990 due to reduced average cash balances in 1991 and lower interest rates throughout the year. The lower cash balances resulted largely from the repayment of debt. Interest expense decreased $16.4 million in 1991 as compared to 1990, primarily as a result of lower debt outstanding and reduced interest rates on the borrowings. The reduction in debt outstanding was achieved by generation of cash from operations, continued efforts to dispose of excess facilities and assets held for sale, as well as from proceeds of the Fruehauf IPO. The lower interest rates were achieved by modification of some of the Company's debt facilities in September 1990 and elimination of certain debt facilities with high rates in conjunction with the aforementioned public offering.

The Company's share of earnings from unconsolidated affiliates was $4.2 million in 1991, down from $7.5 million in 1990. Royalty income earned during the year from licensees of Fruehauf totaled $3.2 million in 1991 as compared to $5.2 million in 1990. The decrease in the earnings from unconsolidated affiliates and royalty income is largely due to the worldwide economic slowdown faced by the trailer segment's licensees and affiliates as well as a sale of a portion of the Company's share of its largest unconsolidated affiliate in mid 1991. The decrease in royalty income was also due to a new trademark and licensing agreement entered into in the second quarter of 1991.

The Company recorded a $15.0 million gain as a result of the Fruehauf IPO and the completion of certain of Fruehauf's recapitalization transactions.
The Company recognized a $7.2 million gain in 1991 on the sale of excess assets, including a $6.6 million gain on the sale of CEMCO's operating assets. Other expense of $2.4 million and $0.4 million for 1991 and 1990, respectively, includes the loss on sale of affiliate stock in 1991 and various other immaterial items.

The Company's provision for income taxes generally represents taxes withheld on foreign royalties. As such, any fluctuation in the provision for income tax is due to fluctuations in foreign royalties.

Minority interest is reflected as a result of the July 1991 Fruehauf IPO and certain recapitalization transactions.

On September 30, 1990, Fruehauf refinanced the majority of its then outstanding long-term debt. A onetime extraordinary loss of $2.2 million was recorded to write-off the unamortized debt issue costs relating to the refinanced debt.

Liquidity and Capital Resources

Terex owns approximately 22.6% of the outstanding common stock of Fruehauf and presently accounts for its investment using the equity method (see Note A -- "Significant Accounting Policies" and Note D -- "Investment in Fruehauf Trailer Corporation" to the Consolidated Financial Statements for December 31, 1992). By the terms of debt agreements of both companies, neither company may participate in the debt service of the other. Generally, funds cannot be transferred between the companies except for the reimbursement of reasonable expenses incurred on the other's behalf.

On May 20, 1993, Terex entered into the Lending Facility with Foothill. An interim facility provided for cash advances to the Company of up to $17.5 million. A permanent facility became effective as of August 24, 1993 which provides for up to $20 million of cash advances and guarantees of bank letters of credit and is secured by substantially all domestic cash and receivables of the Material Handling and Heavy Equipment Segments. The balance outstanding under the Lending Facility was $18.7 million as of September 30, 1993. As of July 31, 1993, the Company was not in compliance with the tangible net worth covenant under the Lending Facility. Following the closing on August 20, 1993 of Fruehauf's restructuring and financing transactions described in "Business - Fruehauf Trailer Corporation," Foothill agreed that the Company's noncompliance with the tangible net worth covenant under the Lending Facility was no longer continuing. Foothill also waived the noncompliance. The Company believes, based on management's current estimates, that it will be in compliance with such covenant over the next twelve months.

In addition to the Lending Facility, the Company has arranged similar financing for TEL, in the form of a pd28.0 million ($42.0 million) credit facility including up to pd13.0 million ($19.5 million) non-recourse discounting of TEL
accounts  receivable  which  meet  certain  credit  criteria  plus   additional
facilities for tender and performance bonds and foreign exchange contracts. During the second half of 1993, the Company experienced liquidity constraints,
primarily   because  of continuing  operating losses.   During  this period,  a
significant amount of accounts payable were aged 60 days or more and certain vendors required COD or advance cash payments before shipping materials. As a result, the Company's manufacturing facilities operated at less than optimal levels, and the availability of inventory for parts sales, on which the Company generally realizes higher gross margins, was adversely affected.

On December 20, 1993, in order to provide additional liquidity to the Company, the Company completed the private placement of 1,200,000 shares of the Preferred Stock and 1,300,000 Warrants for aggregate net proceeds to the Company of $27.2 million. The proceeds of such private placement are being used by the Company for additional working capital. The Company is also generating cash through the sale of excess inventory in the Heavy Equipment Segment, deferring certain capital expenditures, selling certain real estate and other assets and continuing corporate wide cost containment efforts.

Management believes that the Lending Facility together with these additional financing and cash generating activities will allow the Company to meet its operating payment obligations, including payments to vendors, on a timely basis which will improve the Company's ability to take advantage of improved market conditions, especially in the Material Handling Segment.

In December 1993, the Company repurchased $5.0 million principal amount of the Secured Notes for approximately $4.5 million, including accrued interest. In addition, the Company sold 1,000,000 shares of Fruehauf common stock for aggregate proceeds of approximately $3.0 million and will repurchase approximately $3.0 million of the Secured Notes in the second quarter of 1994, as required by the indenture for the Secured Notes. See "The Company - Recent Developments." In addition to such repurchase obligation and approximately $27.6 million of interest on the Secured Notes, Subordinated Notes and Lending Facility (of which approximately $12.9 million has been paid as of February 1), the Company's debt service requirements for 1994 include approximately $14.4 million in July 1994 for a required sinking fund payment on the Subordinated Notes and the maturity of a note issued to the seller in connection with the Clark Acquisition. Management believes that selling certain real estate and other assets and other cash generating activities discussed above will allow the Company to meet these requirements as they come due. Management is also considering other actions, including the sale of certain non-strategic businesses and additional sales of other assets, which may be necessary for the Company to meet its operating and debt service obligations.

The indentures governing the Notes require among other things that the Company maintain the Net Worth Covenants and Collateral Covenant. In the event that the Company's net worth is not in excess of the amount required under the Net Worth Covenants for any two consecutive quarters, the Company must offer to repurchase, at par plus accrued interest, 20% of the outstanding principal amount of the Notes. In the event the Company is not in compliance with the Collateral Covenant at the end of any calendar quarter, the Company must offer to repurchase, at par plus accrued interest, $16.0 million principal amount of the Secured Notes or such greater amount as would be necessary to bring the Company into compliance with the Collateral Covenant. As of September 30, 1993, the Company's tangible net worth as defined in the Note indentures was less than the $15 million minimum set forth in the indentures. Management believes that the Company was in compliance with the Net Worth and Collateral Covenants at December 31, 1993. If the Company continues to sustain losses from operations, it may not be in compliance with the Net Worth Covenants in the future. If any offer to repurchase Notes were required to be made, it is likely that the Company would require additional funding to complete the offer, and if such funding were unavailable to it, the Company would be unable to comply with the terms of the Notes and the maturity of the Notes may be accelerated. Such circumstances would result in a material adverse impact on the Company and its financial position.

Terex cash and cash equivalents, including restricted cash and investments, totaled $13.5 million and $37.2 million at September 30, 1993 and December 31, 1992, respectively. Certain provisions of the Company's previous lending arrangement with a commercial bank (the "Bank Lending Agreement") required specified amounts of cash to be deposited in a cash collateral account when certain conditions exist. Restricted cash and investments held in such collateral accounts totaled $11.5 million at December 31, 1992, which are presented as "Restricted Cash" in the Condensed Consolidated Balance Sheet for December 31, 1992. Terex has entered into the new Lending Facility which replaced the Bank Lending Agreement. In connection therewith, Terex will continue to utilize letters of credit previously issued under the former Bank Lending Agreement until their expiration. At September 30, 1993 the unexpired letters of credit are cash collateralized by a total of $4.6 million in a cash collateral account. These cash balances will be made available to the Company as the underlying letters of credit expire.

Terex used cash for operating activities of $28.0 million during the nine months ended September 30, 1993, and generated cash from operating activities of $22.7 million in 1992. Such cash was principally used to fund operating losses, interest payments and costs of restructuring the Material Handling Segment's operations partially offset by reductions in receivables and inventory. The reductions in receivables and inventory result from the Company's focused efforts to more effectively utilize working capital. Management expects to continue the Company's efforts to reduce receivables and inventory during 1994 as part of the Company's cash generating activities discussed above. In particular, management believes that required inventory levels in the Material Handling Segment have been reduced as a result of return of certain production to the United States and Germany from Korea during 1993 because the Company will no longer experience the significant lead times associated with the shipping of product from Korea.

Net cash provided by Terex from investing activities of $0.9 million during the nine months ended September 30, 1993 principally reflects the sale of surplus assets in Germany offset by cash used to finance capital expenditures. Net cash used by Terex for investing activities of $94.8 million in 1992 principally reflects cash used to finance the Clark Acquisition, net of cash acquired, and capital expenditures. Cash flow from investing activities in 1992 also included $4.6 million of payments on behalf of and advances to Fruehauf. Proceeds from the sale of surplus assets in Germany in 1993 were approximately $10.1 million. Capital expenditures were $8.5 million during the nine months ended September 30, 1993, including approximately $5.3 million to prepare production lines in the U.S. and Germany for the production of lift trucks formerly produced in Korea, and $5.4 million during 1992. The purchase price of the Clark Acquisition was approximately $91.1 million, which was funded by $85 million in cash and a $6.1 million seller note. In connection with the Clark Acquisition, the Company established reserves for restructuring costs expected to be incurred in connection with the Company's plans to reorganize the operations of Clark by consolidating manufacturing and distribution operations. As of December 31, 1992, the remaining reserves totalled approximately $30.0 million, substantially all of which has been expended during 1993.

Terex generated cash of $10.7 million and $89.3 million from financing activities during the nine months ended September 30, 1993 and the year ended December 31, 1992, respectively. As described above, the Company entered into the Lending Facility in May 1993 and had borrowed $18.7 million under this facility as of September 30, 1993. In conjunction with the Clark Acquisition in 1992, the Company refinanced a major component of its previously outstanding bank debt (the "Refinancing"). The Refinancing included the issuance of the Secured Notes and establishment of the $60 million Bank Lending Agreement. Proceeds from the issuance of the Secured Notes were used for the cash portion of the Clark Acquisition purchase price ($85 million), for the settlement of all amounts outstanding under its previous credit facility ($58 million), and for working capital and transaction costs. The Secured Notes are secured by substantially all inventory and property, plant and equipment of the Company's Material Handling and Heavy Equipment Segments, as well as the Company's investment in Fruehauf common stock. The Subordinated Notes holders have a secondary secured position in certain of the Company's assets.

In connection with the sale of the Secured Notes and obtaining the consent of the holders of the Company's existing Subordinated Notes to modification of the Subordinated Notes, the Company issued 658,409 common stock appreciation rights ("SAR's"). As of September 30, 1993 there were 543,794 SAR's outstanding. Of the outstanding SAR's, 461,385 may be exercised at the option of the holder thereof at any time on or after January 27, 1993, but not later than July 31, 1996, and the remaining 82,409 SAR's may be exercised not later than July 1, 1997. The SAR's entitle the holder to receive, in cash, an amount equal to the market appreciation in the Company's Common Stock between $11 per share, subject to adjustment, and the average price per share for the 30 consecutive trading days prior to the date of exercise.

In addition to the financial covenants discussed above, the indentures governing the Notes limit, among other things, Terex's ability to incur additional indebtedness, consummate mergers and acquisitions, pay dividends, sell business segments and enter into transactions with affiliates, as well as place limitations on change in control of Terex.

Contingencies and Uncertainties

In their opinion on the Company's Consolidated Financial Statements for December 31, 1992 included in this Prospectus, the Company's independent accountants have indicated that there are matters, including recurring losses from operations and a net capital deficiency, lack of availability of additional borrowings under the Company's Bank Lending Agreements and uncertainties with respect to future compliance with covenants of certain other debt agreements, which raise substantial doubt about the Company's ability to continue as a going concern. As described above under "Liquidity and Capital Resources," the Company has entered into the Lending Facility which provides up to $20 million in revolving credit loans and guarantees of letters of credit, and has arranged similar financing for TEL. The Company also completed the private placement of Preferred Stock and Warrants, which provided aggregate net proceeds to the Company of $27.2 million for working capital. The Company is also generating cash through the sale of excess inventory in the Heavy Equipment Segment, deferring capital expenditures, selling certain real estate and other assets and continuing corporate wide cost containment efforts. Management believes that the Lending Facility and other financing and cash generating activities will allow the Company to meet its obligations on a timely basis.

Terex has facilities at numerous geographic locations, which are subject to a range of federal, state, local and foreign environmental laws and regulations. Compliance with these laws has, and will, require expenditures on a continuing basis. See "Business -- Environmental Considerations."

As described in "Business -- Environmental Considerations," Fruehauf has identified environmental exposures at a number of Superfund and other sites, and is currently participating in administrative or court proceedings involving a number of these sites. Many of the proceedings are at a preliminary stage, and the total cost of remediation, the timing and extent of remedial actions which may be required, and the amount of Fruehauf's liability, if any, with respect to these sites can not presently be estimated. The Company believes that it could have contingent responsibility for certain of Fruehauf's liabilities with respect to Fruehauf's environmental matters if Fruehauf fails to discharge its obligations, but only to the extent that such liabilities arose during the time period during which Terex was the controlling stockholder of Fruehauf. The Company believes that Fruehauf's significant environmental liabilities predate Terex's acquisition of Fruehauf, and therefore any contingent responsibility of the Company is not expected to have a material adverse effect on the Company.

Foreign Operations

The Heavy Equipment Segment of the Company operates its TEL subsidiary in Motherwell, Scotland. Equipment manufactured by TEL is distributed in the United States and around the world. Unit Rig maintains nine owned or leased locations outside of the United States for parts distribution. The Heavy Equipment Segment also imports certain new equipment from Japan for sale in the U.S.

The Material Handling Segment operates divisions in Mulheim, Germany and Seoul, Korea. The German facility manufactures forklifts for sale in the European market. The Seoul facility primarily manufactures light IC transaxles which are shipped to the Lexington, Kentucky facility, completed and sold in the U.S. Fruehauf's international operations include affiliates and licensees located worldwide.

Export sales from the Company's domestic operations were $92.3 million, $83.3 million, and $117.3 million in 1992, 1991, and 1990, respectively. See Note P
- -- "Business Segment Information" in the Company's Consolidated Financial Statements for December 31, 1992.

Recent Pronouncements

In November 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This pronouncement establishes accounting and reporting for the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement. In most cases, the Company believes that it already accounts for such benefits on an accrual basis. Therefore, the impact of adoption is not anticipated to have a significant effect on the Company's financial position or results of operations. The Company will adopt this standard during the first quarter of 1994.


BUSINESS

General

Terex is a global provider of capital goods and equipment used in the mining, commercial building, infrastructure, manufacturing and construction industries.
 Through its Heavy Equipment Segment, the Company designs, manufactures and markets heavy-duty, off-highway earthmoving, construction, lifting, material handling and aerial lift equipment, and related components and replacement parts. Such products are used primarily by construction, mining, logging, industrial and government customers in the building of roads, dams and commercial and residential buildings; supplying coal, minerals, sand and gravel; and the handling of materials in the scrap, refuse and lumber industries.

Through its Material Handling Segment, the Company is engaged in designing, manufacturing and marketing a complete line of internal combustion and electric lift trucks, electric walkies, automated pallet trucks, industrial tow tractors and related replacement parts. Material Handling Segment products are used in material handling applications in a broad array of manufacturing, distribution and transportation industries. The Material Handling Segment consists of CMHC and certain affiliate companies which were acquired by the Company on July 31, 1992 from Clark Equipment Company pursuant to the Clark Acquisition.

Terex also owns an approximate 22.6% equity interest in Fruehauf. Fruehauf designs, manufactures and markets truck trailers, making a wide range of van, refrigerated, platform, tank, dump trailer and other models, and related parts and accessories. Such products are used principally in the trucking and transport industries. This business was acquired in 1989.

For financial information about the Company's industry and geographic segments, see Note P -- "Business Segment Information" of the Company's Consolidated Financial Statements for December 31, 1992 as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company's long-term strategy has been, and continues to be, to seek out acquisitions in the capital goods industry where aggressive management can achieve substantial improvements in profitability and cash flow.

In an effort to reduce costs and facilitate administrative functions, the Company's administrative office in Green Bay, Wisconsin was closed during the second quarter of 1993 and relocated to offices in Westport, Connecticut.

Material Handling Segment

Clark was acquired by the Company on July 31, 1992. Clark is a leading North American and European designer, manufacturer and marketer of a complete line of IC and electric lift trucks, electric walkies, automated pallet trucks, industrial tow tractors and related replacement parts. Clark's U.S. operations are located in Lexington, Kentucky, Danville, Kentucky and Horsham, Pennsylvania. Clark's international operations are located in Mulheim-Ruhr, Germany and Seoul, Korea. Clark also owns a state-of-the-art training and research center in Lexington, Kentucky. Clark's products are distributed through an established global dealer network which includes more than 440 locations. Clark has what management believes is the largest installed fleet in North America, with over 250,000 units. It is estimated that in excess of 320,000 Clark trucks are presently in operation worldwide. Historically, 80% of Clark's revenues have been derived from new product sales and 20% of revenues have been derived from supplying replacement parts to the lift truck aftermarket. Clark and its independent dealers sell to a diversified base of customers in a variety of industries. Clark has 108 independent North American dealers who operate 252 outlets, with all 252 dealer outlets providing both sales and servicing. Clark's European distribution network consists of
106  independent  dealers  and  three  company-owned  dealers  operating in  52 countries.

Clark products are sold through a system which enables customers to design a truck which meets their particular materials handling needs. Customers can add attachments such as container handlers, side shifters, roll clamps, block handlers, carton clamps, push-pulls (slip-sheet) and fork positioners. Clark also offers advanced electronics and software which enables on-line inventory control and instantaneous truck diagnosis. Clark and its dealers sell to a diversified customer base with no single customer accounting for more than 2% of Clark's revenues.

Clark currently offers 116 basic truck designs within six major product lines:
  light IC trucks (1.0 to 5.0 tons), heavy IC trucks (5.5 to 47.5 tons), narrow-aisle and very narrow-aisle trucks, electric counterbalanced trucks (1.3 to 6.0 tons), electric walkies and tow tractors.

Light IC trucks are used for general warehousing needs and are generally powered by liquid propane and well suited for manufacturing and distribution applications which require a high degree of maneuverability. Heavy IC trucks are specialty products designed for use in more demanding situations such as heavy manufacturing or container handling applications. Narrow-aisle and very narrow-aisle trucks provide solutions for high density storage needs and operate in six-to-eight foot aisles and reach heights of more than 30 feet. Electric counterbalanced trucks are designed for indoor use in warehousing, manufacturing, distribution and other applications and are powered by a rechargeable electric battery. For environmental reasons, electric trucks are becoming more popular. Electric walkies are generally used in transporting and order-selecting. Tow tractors are units designed to pull one or more trailers.
 The largest market for tow tractors is for airport baggage handling.

The CLARK tradename is the leading North American brand of IC and electric lift trucks, with major competitive brands offered by Hyster-Yale, Toyota, Caterpillar, Crown and Raymond. Clark's major European competitors are Linde Group, Toyota, Fiat, Jungheinrich, Hyster-Yale and Caterpillar.

Clark's major suppliers include Samsung, Prime Mover, Mitsubishi, Hydroelectric Lift Truck, General Electric, Kurdziel Iron and Lufkin Industries. Current and potential suppliers are evaluated on a regular basis on their ability to meet Clark requirements and standards.

Following the Clark Acquisition in July 1992, Clark began implementing initiatives intended to reduce its manufacturing and operating costs. These initiatives have included and will continue to include consolidation of engineering, manufacturing and parts facilities. Clark transferred production of its light IC lift truck chassis from Korea to Lexington, Kentucky during 1993.

Heavy Equipment Segment

Terex Division and Terex Equipment Limited

The historical business of Terex Division and TEL evolved during more than 25 years of ownership by General Motors Corporation prior to 1981. The Terex Division and TEL are jointly hereinafter referred to as the "Terex Business." Terex Division's marketing efforts in the United States serve the needs of North, Central and South America, while TEL serves the remainder of the international market. TEL manufactures the products of the Terex Business. There are three principal product lines of the Terex Business: off-highway rigid and articulated haulers, scrapers and wheel loaders. A "hauler" is an off-road dump truck with a capacity in excess of 25 tons. Haulers produced in the Terex Business have capacities up to 120 tons. A "scraper" is an off-road vehicle, commonly referred to as an "earth mover," that loads, moves and unloads large quantities of soil for site preparations, including roadbeds. A "wheel loader" is a vehicle that loads materials onto trucks, conveyors and similar equipment. These products perform a wide range of earthmoving functions in open pit mining and in many types of heavy construction, including highway, dam and waterway construction; commercial and industrial site preparation; general land improvement and real estate development; and structural renovation and replacement. The Terex Business's main competitors are Caterpillar, VME Group, Komatsu and Dresser.

The Company has substantially restructured  the Terex  Business operations  by:
(i) eliminating all manufacturing operations at the Hudson, Ohio facility that it formerly leased; (ii) consolidating virtually all manufacturing operations into TEL's manufacturing facility in Motherwell, Scotland; and (iii) selling excess inventory. The Company has increased production of the Terex Business since its acquisition in 1987 without expanding the Motherwell facility or significantly increasing administrative costs.

In 1987, TEL entered into a joint venture agreement with Second Inner Mongolia Machinery Company for the production of haulers in China. The joint venture company, North Hauler Limited Liability Company, manufactures heavy trucks, principally used in mining, at a facility in Baotou, Inner Mongolia, People's Republic of China. The joint venture began producing units in late 1990.

Unit Rig

On July 15, 1988, the Company purchased certain domestic and foreign assets and operations of Unit Rig & Equipment Co. ("URECO"), primarily through Unit Rig, Inc., a wholly-owned subsidiary of the Company. Unit Rig, Inc. was subsequently merged into Terex, and now operates as the Unit Rig Division. Unit Rig is headquartered in Tulsa, Oklahoma.

URECO pioneered the development of the diesel electric drive, rear dump hauling truck for use in open pit mining operations. Extensive experience acquired in applications of high horsepower diesel engines and electric machinery on drilling rigs encouraged URECO to develop a new line of mining trucks. The trucks' power came from a diesel engine driving a generator which, in turn, provided power for individual electric motors in each of the rear wheels. The prototype truck was completed in 1960 and the first production models entered service in 1963. The truck gained market share steadily because of its greater capacity and reliability over conventional mechanical power-train trucks. While mechanical trucks were limited by the capacity of their transmissions and axles to loads of 65 tons, Unit Rig's trucks could at that time carry loads up to 85 tons. Unit Rig's current LECTRA HAUL product line consists of a series of rear dump hauler trucks, with current payload capacities ranging from 100 to 240 tons, and bottom dump haulers with capacities of 180 to 270 tons.

In 1984, URECO purchased the Dart line of wheel loaders and mechanical drive haulers. This product line consists of the Dart 600C mechanical drive wheel loader which has a bucket capacity up to 23 cubic yards and rear dump trucks ranging in capacity from 85 to 130 tons. The Dart line also includes a tractor-trailer bottom dump hauler with capacities from 120 to 160 tons.

The present principal markets for Unit Rig products are copper, gold, coal and iron mines. Currently, Unit Rig's major customers are mining companies in North and South America, Africa, Australia and other countries overseas, with Unit Rig's foreign sales, including those in Canada, accounting for over 70% of its revenues.

Unit Rig's largest competitors are Caterpillar, Komatsu and Dresser.

Koehring Cranes & Excavators

Koehring Cranes & Excavators, Inc. was established as a wholly-owned subsidiary of the Company to acquire certain assets and operations included in the construction equipment group of AMCA International Limited. This subsidiary was merged into Terex and now operates as the Koehring Cranes & Excavators Division. Koehring, headquartered in Waverly, Iowa, designs, manufactures and markets a broad line of hydraulic excavators and hydraulic telescoping cranes sold under the well recognized trade names of KOEHRING and LORAIN. Koehring's hydraulic excavators are used for certain sewer, water and underground excavation applications, as well as certain specialty applications in the logging and scrap industries. Hydraulic telescoping cranes are primarily used for construction and industrial applications.

Koehring's largest competitors in the hydraulic excavator market are Komatsu and Caterpillar. Koehring has two principal competitors in the hydraulic crane market -- Grove Manufacturing and PPM Cranes.

Mark Industries

On December 10, 1991, the Company acquired substantially all operating assets of Mark Industries. Mark is engaged in the manufacture and sale of aerial lift equipment: scissor lifts, boom lifts and a full line of replacement parts. Scissor lifts and boom lifts are used for repair, maintenance and construction of buildings, manufacturing facilities and equipment. These lifts are used for a wide spectrum of industrial applications, such as installation and repair of electrical and plumbing fixtures, drywall and ceiling installation, cleaning, repair and painting of production equipment, refineries, chemical plants and aircraft maintenance, in addition to common construction tasks such as siding, insulation and structural member installation.

Mark was subsequently merged into Terex and operates as a division of Terex. Mark was relocated to the Koehring facilities in Waverly, Iowa during 1992 in order to more effectively utilize existing capabilities and manufacturing facilities at the Waverly location.

Mark's largest competitor in the aerial lift industry is JLG Industries.

Northwest Engineering Company

The Company's Northwest Engineering Company ("Northwest Engineering"), is located in Waverly, Iowa, and is operated by Koehring. The Company continues to sell the products that established it in the construction machinery industry over 70 years ago. Northwest Engineering's products are considered
"duty-cycle" machines, designed and constructed for constant heavy-duty operation under demanding conditions in applications such as scrap processing, material handling, dredging and aggregate mining, using magnets, clam shell buckets and drag bucket options. Dragline operations usually consist of a large scoop type bucket being dragged across the bottom of a pit to load the bucket with sand, gravel or other material. The material is then either stockpiled for later use or sale or loaded for transportation. Clamshell operations consist of a large bucket with two halves that can be opened or closed with use of a cable. Material can be mined, moved to or from a stockpile, or loaded to or from transportation utilizing a clamshell. The sale of replacement parts for Northwest Engineering products constitutes an important part of the Northwest Engineering business. Because of the durability and relatively high cost of replacing such machines, many users seek to repair rather than replace them.

Northwest Engineering's competitors include Link Belt, American and Manitowoc.

BCP Construction Products

The Company's BCP Construction Products Division, located in Waverly, Iowa and operated by Koehring, is engaged in the sale of replacement parts for construction machinery formerly produced by Bucyrus-Erie Company ("Bucyrus-Erie"). A significant portion of the Company's acquisition of certain assets of the Construction Machinery Division of Bucyrus-Erie (the "Bucyrus Acquisition") related to this replacement parts business. For many years, Bucyrus-Erie produced a variety of construction machinery products, including hydraulic truck cranes, draglines, clamshells and other products which continue in active use today.

Additionally, the Company acquired the right to produce the DYNAHOE in the Bucyrus Acquisition. The DYNAHOE models 290K and 490K backhoe / loader will dig up to 19 feet, which is the deepest in the industry. The DYNAHOE is used primarily for underground excavation in connection with water, sewer and electrical utility installations. The DYNAHOE offers a major benefit in large metropolitan markets because, as opposed to excavators, it operates without a tail swing, the absence of which permits the DYNAHOE to operate in restricted space. Similar, although smaller, excavating units are produced by competitors such as J. I. Case Company (a subsidiary of Tenneco), John Deere and Caterpillar.

Fruehauf Trailer Corporation

On July 14, 1989, the Company, through Fruehauf, acquired certain assets and assumed certain liabilities related to the trailer and maritime businesses of Fruehauf Corporation. Fruehauf is a Delaware corporation which, prior to July 1991, was wholly-owned by Terex Holdings Corporation ("Terex Holdings"), a Delaware corporation which, in turn, was wholly-owned by the Company. In July 1991, Fruehauf completed a recapitalization and consummated the Fruehauf IPO. Because Terex Holdings and Fruehauf were wholly-owned prior to the Fruehauf IPO, the Company consolidated the financial results of Fruehauf in its financial statements. Following the Fruehauf IPO and as of December 31, 1991, the Company owned approximately 42% of the outstanding Fruehauf common stock, and retained voting control of more than 50% of Fruehauf's outstanding common stock through a voting trust with the Company's principal stockholder and certain individuals, who together owned approximately 21% of Fruehauf's outstanding common stock. As a result, the Company consolidated Fruehauf's financial results with those of the Company for financial reporting purposes during 1991, and the financial interests of Fruehauf's minority stockholders were reflected on the financial statements of the Company. The voting trust terminated during 1992 and, as a result of the Fruehauf Restructuring described below, the Company's direct ownership of Fruehauf was reduced to approximately 26% and, accordingly, the Company presently accounts for its ownership interest in Fruehauf using the equity method. The Company's consolidated financial statements contained in this Prospectus are presented giving effect to the deconsolidation of Fruehauf as of January 1, 1992.

Fruehauf is headquartered in Southfield, Michigan and is a United States manufacturer and marketer of truck trailers and related parts and has an international presence through its foreign license arrangements and export sales. Fruehauf currently markets its products through a distribution network of 32 company-owned branches dedicated to new trailer and replacement part sales, purchasing and selling used trailers, and performing maintenance and repair services, and a network of approximately 250 independent dealers. In addition, Fruehauf currently owns various interests in foreign trailer manufacturers, including an equity interest in SESR, Europe's largest trailer manufacturer, as well as interests in trailer manufacturers in Japan, South Africa and Mexico. Fruehauf generates royalty income from licensing trademark and patent rights to foreign trailer manufacturers, including those in which Fruehauf has an equity interest.

On August 20, 1993, Fruehauf entered into agreements with its existing lenders, a new lender and a number of investors which resulted in a restructuring of existing debt, and provided for a new $25 million credit facility and $20.5 million of new equity (the "Fruehauf Restructuring"). The $25 million of new credit is in the form of an inventory and receivables revolving credit facility provided by Congress Financial Corporation. The $20.5 million of new equity arose from the private placement of approximately 7,841,000 shares of Fruehauf common stock at $1.50 per share and approximately $8,783,000 of convertible subordinated debt. The convertible subordinated debt has since been converted into approximately 5,855,000 additional shares of Fruehauf common stock. As part of the restructuring, Terex agreed with Fruehauf to accept approximately 2,251,000 shares of Fruehauf common stock in satisfaction of approximately $13.5 million of indebtedness of Fruehauf owed to Terex, which shares were issued to the Company on December 23, 1993. As a result of the restructuring and financing transactions, Terex's ownership of Fruehauf decreased to approximately 26%. In December 1993 the Company sold 1,000,000 shares of Fruehauf common stock, reducing its ownership of Fruehauf to approximately 22.6%. The net proceeds of such sale, approximately $3.0 million, will be used by the Company to offer to purchase Secured Notes in the second quarter of 1994 pursuant to the indenture for the Secured Notes.

The Fruehauf Restructuring was completed following a period of severe liquidity constraints which adversely affected Fruehauf's operations. The Fruehauf Restructuring was consummated to fund its turnaround plan (the "Turnaround Plan"). Key elements of the Turnaround Plan which Fruehauf is implementing include reductions of fixed costs to lower Fruehauf's break-even levels, obtaining access to sufficient working capital and vendor credit and restructuring of bank credit facilities. Actions contemplated by the Turnaround Plan include further reduction of excess manufacturing capacity, deemphasis of vertical integration and rationalization of Fruehauf's management infrastructure to levels more appropriate for Fruehauf's current business volume.

Environmental Considerations

The Company generates hazardous and nonhazardous wastes in the normal course of its operations. As a result, the Company is subject to a wide range of federal, state, local and foreign environmental laws and regulations that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for hazardous and nonhazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances. Compliance with such laws and regulations has, and will, require expenditures by the Company on a continuing basis.

Fruehauf is contingently liable for portions of remedial costs at numerous off-site waste disposal sites including those previously used by operations of Fruehauf's predecessor. Fruehauf has received notice that it is considered a "Potentially Responsible Party" under the Comprehensive Environmental Response, Compensation, and Liability Act or other similar state laws at approximately 20 Superfund sites and has also identified environmental exposures at approximately 26 other sites not designated as Superfund sites. The Company believes that it could have contingent responsibility for certain of Fruehauf's liabilities with respect to Fruehauf's environmental matters if Fruehauf fails to discharge its obligations, to the extent that such liabilities arose during the time period during which Terex was the controlling stockholder of Fruehauf.
 The Company believes that Fruehauf's significant environmental liabilities predate Terex's acquisition of Fruehauf, and therefore any contingent responsibility of the Company is not expected to have a material adverse effect on the Company.

Research and Development

The Company maintains an engineering staff at several of its locations which designs new products and improvements in existing product lines. Such costs incurred in the development of new products or significant improvements to existing products amounted to $11.8 million, $6.7 million and $4.0 million in 1993, 1992 and 1991, respectively.

Materials

Principal materials used by the Company in its various manufacturing processes include steel, castings, engines, tires, electric controls and motors, and a variety of other fabricated or manufactured items. In the absence of labor strikes or other unusual circumstances, substantially all such materials are normally available from multiple suppliers.

Seasonal Factors

Given that the Company markets a large portion of its products in North America and Europe, its sales of heavy equipment during the fourth quarter of each year (i.e., October through December) to the construction industry are usually lower than sales of such equipment during each of the first three quarters of the year because of the adverse effect of inclement winter weather. However, sales of heavy equipment to the mining industry, as well as sales of lift trucks, are generally less affected by such seasonal factors.

Distribution

The Heavy Equipment Segment, other than Unit Rig, markets its products, both original equipment and repair parts, generally through a worldwide dealership network. Unit Rig distributes its products and services directly to customers through its own distribution system.

The Company's heavy equipment dealers are independent businesses which generally serve the construction, mining, timber and/or scrap industries. Although these dealers carry products of a variety of manufacturers, and may or may not carry more than one of the Company's products, each dealer generally carries only one manufacturer's "brand" of each particular type of product. The Company employs sales representatives who service these dealers from offices located throughout the world.

Clark markets both original equipment and parts through a worldwide dealer network. Clark dealers generally market the full Clark product line and maintain comprehensive service capabilities. Clark dealers do not offer products competitive with any Clark product. Clark operates a dealer service organization designed to coordinate sales and promotional activities, provide ongoing dealer training and facilitate dealer communications.

Backlog

The Company's backlog as of December 31, 1993 and 1992 was as follows:

                                             December 31,
                                         1993           1992
                                       (in millions of dollars)
            Heavy Equipment          $  80.7        $  85.4
            Material Handling          152.7           83.2
                 Total               $ 233.4        $ 168.6

As described above under "Material Handling Segment," Clark was acquired by the Company on July 31, 1992.

Substantially all of the Company's backlog orders are expected to be filled within one year, although there can be no assurance that all such backlog orders will be filled within that time period. The Company's backlog orders pertain primarily to new equipment orders. Parts orders are primarily filled on an as-ordered basis.

Competition

The Company is recognized as a significant competitor in the market for cranes, scrapers, large capacity haulers, and aerial lift equipment, but the Company is not a dominant manufacturer in the heavy equipment industry. The heavy equipment industry is dominated in most segments by large, diversified firms with much broader product lines and greater financial resources such as Caterpillar, Dresser Industries and Komatsu. The Company also competes with a number of specialty firms. The products of such specialty firms generally compete directly with one or more of the Company's product lines.

Clark produces the leading lift truck brand in North America, although the brand names of Hyster and Yale combined produce more lift trucks annually. Other major North American competitors include Toyota, Caterpillar and Komatsu in both IC and electric riders, and Crown and Raymond in electric riders alone.
 In Europe, Clark competes with Linde Group, the European market leader, as well as Hyster-Yale, Toyota and Fiat. Clark also competes with a number of specialty firms.

Patents, Licenses and Trademarks

Several of the trademarks and trade names of the Company, in particular the TEREX, KOEHRING, LORAIN, UNIT RIG, MARKLIFT, DYNAHOE, CLARK, DREXEL, and POWRWORKER trademarks, are important to the business of the Company. The Company owns and maintains trademark registrations in countries where it conducts business, and monitors the status of its trademark registrations to maintain them in force and to renew them as required. The Company also takes steps, including legal action, to protect its trademark and trade name rights when circumstances warrant such action.

Employees

As of December 31, 1993, the Company had approximately 2,930 employees. Approximately 40% of the Company's employees are represented by labor unions which have entered into various separate collective bargaining agreements with the Company. Although the Company has experienced labor strikes in the past, the Company considers its relations with its personnel to be good.

Financial Information about Industry and Geographic Segments, Export Sales and Major Customers

Information regarding foreign and domestic operations, export sales, segment information and major customers is included in Note P -- "Business Segment Information" in the Notes to the Consolidated Financial Statements for December 31, 1992.

Properties

The following table outlines the principal manufacturing, warehouse and office facilities owned or leased by the Company and its subsidiaries:

Entity              Facility Location        Type and Size of Facility

                         The  Heavy Equipment Segment
Terex
 (Distribution
 Center)            Southaven, Mississippi * Warehouse and light manufacturing
                                               505,000 sq. ft.
Unit Rig **         Tulsa, Oklahoma          Manufacturing and office
                                               325,000 sq. ft.
Koehring            Waverly, Iowa            Manufacturing, warehouse and
                                               office 383,000 sq. ft.
Koehring            Waterloo, Iowa           Manufacturing and office
                                               66,000 sq. ft.
TEL                 Motherwell, Scotland     Manufacturing, warehouse and
                                               office 714,000 sq. ft.

                        The  Material Handling Segment

CMHC                Lexington, Kentucky *    Manufacturing, warehouse and
                                               office 372,600 sq. ft.
CMHC                Lexington, Kentucky      Training and research and
                                               development 43,000 sq. ft.
CMHC                Danville, Kentucky       Manufacturing, utility and
                                               office 84,800 sq. ft.
Drexel
 Industries ***     Horsham, Pennsylvania    Manufacturing 55,000 sq. ft.
CMHC                Lexington, Kentucky*     Office 64,600 sq. ft.
CMHC                Lexington, Kentucky*     Office 1,900 sq. ft.
CMHC                Lexington, Kentucky*     Warehouse 59,500 sq. ft.
CMHC                Chicago, Illinois*       Warehouse and office 11,100 sq.
ft.
Clark Germany       Mulheim-Ruhr, Germany    Manufacturing, engineering, power
                                             generation, maintenance and office
                                             255,430 sq. ft.
Clark Germany       Saarn, Germany           Warehouse 430,000 sq. ft.
Clark Forklift
 Korea
 Incorporated       Seoul, South Korea       Manufacturing and office
                                              13,764 sq. ft.
Clark Forklift
 Korea
 Incorporated       Banwael, Korea           Manufacturing and office
                                              40,000 sq. ft.

*    This facility is either leased or subleased by the indicated entity.
**   Unit Rig also has 10 owned or leased locations for parts distribution and rebuilding of components, of which two are in the United States, two are in Canada and six are abroad.
*** Drexel Industries, Inc. is an indirect subsidiary of Terex and an affiliate of CMHC.

Clark also operates seven sales and service branch locations, all of which are leased. The branch facilities consist of office and service space and generally range in size from 1,500 to 3,100 square feet per facility. Such branch facilities are suitable and adequate for Clark's use.

The properties listed above are suitable and adequate for the  Company's use.
The  Company  has  determined  that  certain  of  its  properties  exceed   its
requirements.   Such  properties may  be sold,  leased or  utilized in  another manner and have been excluded from the above list.

Legal Proceedings

In October 1992, a Class Action complaint was filed purportedly on behalf of all persons who purchased Terex Common Stock during the period from January 2, 1990 through October 5, 1992 (the "Period") against the Company and its Chairman. This suit sought unspecified compensatory and punitive damages and alleged, among other things, that (i) the Company engaged in fraudulent accounting practices, improper reporting of taxes and the illegal manufacture of missile launchers for Iraq and (ii) the Company's Annual Report to Shareholders and its Commission reports on Forms 10-K and 10-Q issued during the Period contained materially false figures for assets, liabilities and/or shareholders' equity. A motion to dismiss the action filed by the Company was granted in September 1993. The plaintiff was granted an extension of time to file an amended complaint; however, the plaintiff determined not to proceed with the action. As a result, this action is no longer pending.

In December 1992, a separate Class Action complaint was filed purportedly on behalf of all persons who purchased Fruehauf common stock during the period from June 28, 1991 through December 4, 1992 against Fruehauf, the Company, certain of Fruehauf's officers and directors, namely, Randolph W. Lenz, Marvin B. Rosenberg, Arthur E. Rowe, G. Chris Andersen and Raymond J. Dempsey, and certain of the underwriters of the Fruehauf IPO, namely, Paine Webber Incorporated, Alex. Brown & Sons, Incorporated and Wertheim Schroeder & Co., Incorporated, in the United States District Court, Eastern District of Michigan, Southern Division, seeking unspecified compensatory and punitive damages. The complaint alleges, among other things, that, in connection with the Fruehauf IPO, the defendants misrepresented Fruehauf's liquidity and the status of compliance with Fruehauf's credit facilities at the time of the Fruehauf IPO. This action is at a very early stage; however, the Company believes that the claims are without merit and that they have valid defenses to the claims made. The Company has not recorded any loss provision for this litigation.

The Company is involved in other various legal proceedings, including product liability and workers' compensation liability matters, which have arisen in the normal course of its operations. Management believes that the final outcome of such matters will not have a material adverse effect on the Company's consolidated financial position.

MANAGEMENT

Executive Officers and Directors

The following individuals are currently directors of the Company:

                                       Positions and           First Year
    Name                Age         Offices with Company    Elected Director

Randolph W. Lenz       47       Chairman of the Board,           1983
                                Chief Executive Officer
                                and Director

Ronald M. DeFeo        41       President, Chief Operating       1993
                                Officer and Director

Marvin B. Rosenberg    53       Senior Vice President,           1992
                                General Counsel,
                                Secretary and Director

G. Chris Andersen      55       Director                         1992

Bruce I. Raben         40       Director                         1992

David A. Sachs         34       Director                         1992

Adam E. Wolf           79       Director                         1983

Mr. Lenz joined the Company as Chairman of the Board and a director in 1983. Mr. Lenz also served as Chairman of the Board and a director of Fruehauf from its acquisition in 1989 until August 1993. He joined Terex's predecessor, Northwest Engineering, as Chairman of the Board and a director in 1983 and continues to serve in such capacities with Terex. In addition, Mr. Lenz has also been the Chairman of the Board and a director of CBC Bancorp, Inc., a bank holding company, since 1992.

Ronald M. DeFeo became a director of the Company in 1993 and was appointed President and Chief Operating Officer of the Company on October 4, 1993. He has also served as the President of Clark since May 1993. Prior to joining Terex on May 1, 1992 and serving as President of Terex's Heavy Equipment Segment, Mr. DeFeo was a Senior Vice President of J.I. Case Company, the farm and construction equipment division of Tenneco Inc., and also served as a Managing Director of Case Construction Equipment throughout Europe. While at J.I. Case, Mr. DeFeo was also a Vice President of North American Construction Equipment Sales and General Manager of Retail Operations.

Mr. Rosenberg was appointed a director of the Company in 1992 and was appointed as Senior Vice President of the Company effective January 1, 1994. He has served as Secretary and General Counsel of the Company since 1987. Mr. Rosenberg was also appointed a director of Fruehauf in 1992 and served as Secretary of Fruehauf since it was organized in March 1989 until August 1993. Since 1987, he has also been General Counsel of KCS Industries, L.P., a Connecticut limited partnership ("KCS"), an entity that, until December 31, 1993, provided administrative, financial, marketing, technical, real estate and legal services to the Company and its subsidiaries. Previously, for 15 years, he had been General Counsel for, and a partner of, Cambridge Research and Development Group, a company engaged in the commercialization of new technology and the acquisition and operation of industrial companies.

Mr. Andersen was appointed director of the Company in 1992 and served as a director of Fruehauf from July 1991 until August 1993. Mr. Andersen has been Vice Chairman of PaineWebber Incorporated ("PaineWebber") since March 1990. Prior to joining PaineWebber, Mr. Andersen was Managing Director for nine years of Drexel Burnham Lambert Incorporated ("Drexel Burnham"), an investment banking firm which filed for protection under Chapter 11 of the United States Bankruptcy Code in 1990. Mr. Andersen is a director of Sunshine Mining Company.

Mr. Raben was appointed director of the Company in 1992. Since 1990, Mr. Raben has been an Executive Vice President and Co-Head of the Corporate Finance Department at Jefferies. Mr. Raben was employed by Drexel Burnham from 1978 to 1990 where he served in various capacities including Managing Director.

Mr. Sachs was appointed director of the Company in 1992 and served as a director of Fruehauf from November 1992 to March 1993. Mr. Sachs is employed at TMT-FW, Inc., an affiliate of Taylor & Co., a private investment firm based in Fort Worth, Texas. TMT-FW, Inc. is one of two general partners of EBD, L.P., which is the sole general partner of The Airlie Group L.P. ("Airlie"). At TMT-FW, Inc., Mr. Sachs is engaged in the investment activities of both Airlie and Taylor & Co. Prior to joining TMT-FW, Inc. in 1990, Mr. Sachs was employed by Columbia Savings and Loan Association from 1984 to 1990 where he served in various capacities, including Executive Vice President.

Mr.  Wolf  became  a  director  of  the Company  in 1983.   Mr.  Wolf has  been
principally self-employed as an attorney throughout his career.

The following table sets forth, as of January 1, 1994, the respective names and ages of the Company's executive officers indicating all positions and offices held by each such person.

Name                          Age            Positions and Offices Held

Randolph W. Lenz              47             Chairman of the Board and
                                             Chief Executive Officer

Ronald M. DeFeo               41             President and Chief Operating
                                             Officer

David J. Langevin             42             Executive Vice President

Marvin B. Rosenberg           53             Senior Vice President, General
                                             Counsel and Secretary

Ralph T. Brandifino           48             Senior Vice President and Chief
                                             Financial Officer

For information regarding Messrs. Lenz, DeFeo and Rosenberg, refer to the table listing directors above.

David J. Langevin became Executive Vice President of the Company effective January 1, 1994 and had been appointed Acting Chief Financial Officer of the Company on March 9, 1993. He has been employed as a Vice President of KCS since 1988. Prior to KCS, Mr. Langevin was an employee of Ernst & Whinney (currently Ernst & Young) where he became a partner in 1986.

Ralph T. Brandifino was appointed to the position of Senior Vice President and Chief Financial Officer on December 6, 1993. Mr. Brandifino was previously the Chief Financial Officer at the Long Island Lighting Company from 1987 through 1993, previous to which he served as Chief Financial Officer at Chicago Pneumatic Tool Company, a capital goods manufacturer.

Executive Compensation

Summary Compensation Table

The Summary Compensation Table below shows the compensation for the past three fiscal years of the Company's Chief Executive Officer and its executive officers with 1993 earned qualifying compensation in excess of $100,000.

                                                        Long-Term
   Name and      Year   Salary    Bonus      Other     Options/SARS  All Other
   Principal             ($)       ($)        ($)          (#)     Compensation
   Position                                                             ($)

Randolph W.       1993  483,508      -         -            -            -
Lenz, Chairman    1992  486,000      -         -            -            -
of the Board      1991  473,262      -         -            -            -
and Chief
Executive
Officer(1)

Ronald M.         1993  237,500   60,000  214,604(5)        -         3,148(6)
DeFeo,            1992  135,385   66,666       -          20,000         -
President and	    1991     -       -           -            -            -
Chief Operating
Officer(2)

Ralph T.          1993  16,913      -       648(7)          -            -
Brandifino,       1992     -        -          -            -            -
Senior Vice       1991     -        -          -            -            -
President and
Chief Financial
Officer(3)


Gary D. Bello,    1993  125,000     -          -            -        284,664(8)
President,        1992  122,500  125,100       -            -            710(6)
Material          1991   -          -          -            -            -
Handling
Segment(4)


(1) In conjunction with the proposed termination of the Company's management agreement with KCS, Mr. Lenz, together with Messrs. Langevin and Rosenberg (who became employees of the Company on January 1, 1994), will receive certain securities of the Company, subject to the approval of the Company's stockholders. See "Certain Transactions."
(2)  Mr. DeFeo joined Terex on May 1, 1992.
(3)  Mr. Brandifino joined Terex on December 6, 1993.
(4) Mr. Bello joined Terex as an executive officer on July 31, 1992 when the Company completed the Clark Acquisition. Mr. Bello terminated his service with the Company effective May 7, 1993. CMHC and Mr. Bello entered into a termination agreement which provided for a lump sum termination payment to Mr. Bello by CMHC of $300,000 and which provided Mr. Bello with certain benefits, including medical benefits, life insurance coverage, use of an automobile and outplacement services, through May 7, 1994.
(5)  Relocation payments.
(6)  Company's matching contribution to defined contribution plan account.
(7)  Automobile allowance.
(8) Includes $281,538 termination payment (net of certain reimbursements to the Company) and $3,126 Company's matching contributions to defined contribution plan account.

Option Grants in 1993

The table below summarizes options granted during 1993 to the named executive officers listed in the Summary Compensation Table.

                                                                Potential
                                                           Realizable Value
                                                           at Assumed Annual
                                                            Rates of Stock
                  Individual Grants                        Price Appreciation
                                                           for Option Term

Name            Options  % of Total  Exercise  Expiration    5%($)    10%($)
               Granted    Options     Price       Date
                 (#)     Granted to
                         Employees

Randolph W.        -          -         -           -          -        -
Lenz

Ronald M.       10,000       42%      $8.375    11/30/03    52,670   133,476
DeFeo

Ralph T.           -          -         -           -          -        -
Brandifino

Gary D. Bello      -          -         -           -          -        -


In May 1986, the stockholders approved an incentive stock option plan covering key management employees. As further amended by action of the stockholders and the Board of Directors, 395,354 shares of the Company's Common Stock were available for purchase pursuant to options granted or to be granted under the plan. The exercise price approximates the current market price at the time of the grant. Employees vest in options granted ratably over three years from the date of grant.

Aggregated Option Exercises in 1993 and Year-End Option Values

The table below summarizes options exercised during 1993 and year-end option values of the named executive officers listed in the Summary Compensation Table.
                                                                   Value of
                                                  Number of       Unexercised
                                                 Unexercised     In-the-Money
                                                  Options at      Options at
                                                 Year-end (#)    Year-end ($)


                     Shares
                   Acquired on        Value     Exercisable/     Exercisable/
Name                Exercise       Realized($)  Unexercisable    Unexercisable

Randolph W. Lenz        -               -               -              -

Ronald M. DeFeo         -               -         6,667/23,333       - / -

Ralph T.                -               -               -              -
Brandifino

Gary D. Bello           -               -               -              -


Pension Plans

The Company maintains numerous defined benefit pension plans covering most domestic employees, including certain officers of the Company. Retirement benefits for the plans covering the salaried employees are based primarily on years of service and employees' qualifying compensation during the final years of employment.

Mr. Lenz and Mr. DeFeo participate in the Terex Corporation Salaried Employees' Retirement Plan (the "Plan"). Mr. Brandifino does not participate because participation in the Plan was frozen as of May 7, 1993, prior to Mr. Brandifino's employment with the Company. Mr. Bello, as an employee of Clark, a subsidiary of the Company, was not a participant in the Plan nor is any other employee of Clark. Clark employees do not participate in a defined benefit retirement plan.

Participants of the Plan with five or more years of eligible service are fully vested and entitled to annual pension benefits beginning at age 65. Retirement benefits under the Plan are determined based on 1.02% of final average earnings plus .71% of such compensation in excess of amounts shown on the applicable Social Security Integration Table for participants born prior to 1938. For participants born during 1938-1954, the formula is modified by replacing the 1.02% and .71% figures with 1.08% and .65%, respectively. For participants born after 1954, the formula is modified by replacing the 1.02% and .71% figures with 1.13% and .60%, respectively. Service in excess of 25 years is not recognized. There is no offset for primary Social Security.

Participation in the Plan was frozen as of May 7, 1993, and no participants, including Mr. Lenz and Mr. DeFeo, will be credited with service following such date, except that participants not fully vested, including Mr. DeFeo, will be credited with service for purposes of determining vesting only. Mr. Lenz is already fully vested. The annual retirement benefits payable at normal retirement age under the Plan will be $31,530 for Mr. Lenz and $4,503 for Mr. DeFeo (assuming full vesting).

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Common Stock by each person known by the Company to own beneficially more than 5% of the Company's Common Stock, each director and executive officer of the Company, and all directors and executive officers as a group, as of January 1, 1994.

                                       Amount           Percent
Name and Address                    Beneficially           of
of Beneficial Owner                     Owned            Class

Randolph W. Lenz(1)                  5,061,537 (3)       49.13%
 c/o Terex Corporation
500 Post Road East
Westport, CT  06880

The Airlie Group L.P.(2)               965,000 (4)        9.29%
201 Main Street
Fort Worth, TX  76102

Dort A. Cameron, III(2)                971,000 (4)        9.34%
 c/o The Airlie Group, L.P.
201 Main Street
Fort Worth, TX  76102

Thomas M. Taylor(2)                  1,270,500 (4)       12.22%
 c/o The Airlie Group, L.P.
201 Main Street
Fort Worth, TX  76102

EBD L.P. (2)                           965,000 (4)        9.29%
c/o The Airlie Group, L.P.
201 Main Street
Forth Worth, TX  76102

TMT-FW, Inc. (2)                       965,000 (4)        9.29%
c/o The Airlie Group, L.P.
201 Main Street
Forth Worth, TX  76102

G. Chris Andersen                            0             *
1285 Avenue of the Americas
New York, NY  10019

Ronald M. DeFeo                          9,667 (5)         *
c/o Terex Corporation
500 Post Road East
Westport, CT  06880

Bruce I. Raben                          11,000             *
11100 Santa Monica Boulevard
Suite 1000
Los Angeles, CA  90025

Marvin B. Rosenberg                          0             *
 c/o Terex Corporation
500 Post Road East
Westport, CT  06880

David A. Sachs                          10,000             *
201 Main Street
Suite 3200
Fort Worth, TX  76102

Adam E. Wolf                             7,400             *
875 East Donges Lane
Milwaukee, WI  53217

David J. Langevin                        5,400             *
 c/o Terex Corporation
500 Post Road East
Westport, CT  06880

Ralph T. Brandifino                          0             *
c/o Terex Corporation
500 Post Road East
Westport, CT  06880

All directors and officers           5,105,004 (5)       49.55%
as a group (9 persons)

*   Amount owned does not exceed one percent (1%) of the class so owned.

(1) Mr. Lenz currently pledges, and intends to pledge in the future, shares of the Common Stock owned by him as collateral for loans. If Mr. Lenz does not pay such loans when due, the pledgee may have the right to sell the shares of the Common Stock pledged to it in satisfaction of Mr. Lenz's obligations. The sale of a significant amount of such pledged shares could result in a change of control of the Company and may require the Company to make an offer to purchase certain of its outstanding debt instruments.
(2) Dort A. Cameron, III and TMT-FW, Inc., a Texas corporation, are general partners of EBD L.P., a Delaware limited partnership which is the sole general partner of Airlie. Thomas M. Taylor is the President, sole director and sole stockholder of TMT-FW, Inc. By reason of such relationships, Messrs. Cameron and Taylor may each be deemed the beneficial owner of the shares deemed beneficially owned by Airlie. On December 22, 1993, each of the indicated individuals, together with certain other persons, filed Amendment No. 9 to a
Schedule 13D Statement filed pursuant to Section 13(d) of the Exchange Act reflecting the ownership of an aggregate of 1,255,5000 shares of Common Stock, 40,000 shares of Preferred Stock and 40,000 Warrants, or approximately 13.7% to 14.4% of all outstanding Common Stock, assuming the conversion of such shares of Preferred Stock and the exercise of such Warrants (but not the conversion of any Preferred Stock or the exercise of any Warrants by any other holder). Except as otherwise reflected in this table or the footnotes thereto, each of the indicated individuals disclaims the beneficial ownership of any shares held by any other party to such Schedule 13D filing.
(3) Mr. Lenz is the direct owner of 4,984,337 shares of Common Stock, representing approximately 48.38% of the outstanding Common Stock. In addition, Mr. Lenz is the indirect beneficial owner of 77,200 shares of Common Stock through a corporation that he indirectly owns and controls.
(4) For each of Airlie, Dort A. Cameron, III, Thomas M. Taylor, EBD L.P. and TMT-TW, Inc., the amount shown assumes the conversion of the shares of Preferred Stock owned by such beneficial owner (but not by any other holder of Preferred Stock), but does not assume the exercise of any Warrants owned by such beneficial owner, since the Warrants are not currently exercisable.
(5) Includes 6,667 shares issuable upon the exercise of currently exercisable options held by Mr. DeFeo. See "Management -- Executive Compensation."

SELLING SECURITY HOLDERS

The following table sets forth certain information, as of January 19, 1994, regarding the Warrants held by the Selling Security Holders covered by this Prospectus. Until the occurrence of the Warrant Ratio Determination Date, the Warrants are not exercisable for Warrant Shares and the number of Warrant Shares issuable upon exercise of a Warrant is not determinable. Because the Selling Security Holders may offer all or some part of the Warrants and Warrant Shares which they hold from time to time pursuant to the offering contemplated by this Prospectus, and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of Warrants or Warrant Shares that will be held by the Selling Security Holders upon termination of this offering. See "Plan of Distribution."

Name of Selling                    Number of
Security Holder                  Warrants Held

Atwell & Co.                       40,000
Auer & Co.                         25,000
The Bond Fund For Growth           20,000
Cerberus International             20,000
Elliott Associates, L.P.           90,000
FAMCO Income Partners, L.P.        80,000
Gamcan Limited                      1,400
Gerlach & Co.                     400,000
Hare & Co.                         40,000
Institutional Partners, L.P.       14,100
JEFCO                             210,000
Landmark American Fund             30,000
Paresco, Inc.                      40,000
SC Fundamental
  Value Fund, L.P.                 40,000
SP Investors International NV      23,000
Steinhardt Overseas Fund, Ltd.     25,500
Steinhardt Partners, L.P.          16,000
Strome Offshore, Ltd.              90,000
Strome Susskind
  Hedgecap Fund, L.P.              80,000
Taft Securities                     5,000
The Value Realization
  Fund, L.P.                       10,000

The Warrants and Warrant Shares are being registered for resale solely for the account of the Selling Security Holders. None of the Selling Security Holders and none of their respective officers, directors or stockholders has had any material relationship with the Company within the past three years, except as set forth in "Certain Transactions."

It is anticipated that each of the Selling Security Holders named herein will offer and sell the Warrants which may be sold by such person hereunder from time to time in ordinary transactions to or through one or more brokers or dealers in the over-the-counter market or in private transactions at such prices as may be obtainable. Any such person may be deemed to be an "underwriter" as that term is defined by the Securities Act. However, the Company and such persons disclaim that any such person is an underwriter of the Warrants.

CERTAIN TRANSACTIONS

Under a contract dated July 1, 1987, KCS, principally owned by Randolph W. Lenz, Chairman of the Board and Chief Executive Officer of the Company, until December 31, 1993 provided administrative, financial, marketing, technical, real estate and legal services to the Company and its subsidiaries. KCS also provided assistance in the evaluation, negotiation and consummation of potential acquisitions of other companies, products and processes, as well as the development of new areas of business for the Company.

For the services of KCS, the Company paid KCS an annual fee plus the reimbursement for all out-of-pocket expenses incurred by KCS in fulfilling the contract, including travel and similar expenses and fees for professional and other services provided by third parties. Each year the contract was in effect, the annual fee increased by the greater of 10% or the increase in the Consumer Price Index, subject to limitations imposed by the Company's debt agreements. During 1993, the Company made payments to KCS for fees and out-of-pocket expenses of $2.9 million and $0.1 million respectively.

During 1993, the Board of Directors of the Company concluded that it would be in the Company's best interest to terminate the Company's contract with KCS and integrate the management services of KCS directly into the Company. Pursuant to an agreement between the Company and KCS, the contract between the Company and KCS was suspended as of the close of business on December 31, 1993, with the contract to be terminated upon the consent of the Company's stockholders to a proposed issuance of securities to certain executives of KCS, as discussed below. David J. Langevin and Marvin B. Rosenberg, employees of KCS, became salaried employees of the Company effective January 1, 1994, with the titles of Executive Vice President and Senior Vice President, respectively. In addition, in consideration of the proposed termination of the contract, the Company has agreed, subject to the approval of the stockholders of the Company, to issue 89,800 shares of the Company's Series B Cumulative Redeemable Convertible Preferred Stock and 89,800 common stock purchase warrants to certain executives of KCS, the terms of which will be substantially similar to the terms of the Preferred Stock and the Warrants, respectively. Of such amounts, Messrs. Langevin and Rosenberg would each receive 25,500 shares of preferred stock and warrants and Mr. Lenz would receive 38,800 shares of preferred stock and warrants. Upon stockholder approval, the contract will terminate and such securities will be issued to Messrs. Langevin, Rosenberg and Lenz. Absent such stockholder approval, the suspension will terminate and the contract will be restored in full force and effect, although the Company will continue to endeavor to achieve an alternate agreement with KCS to terminate the contract. The Company, certain directors and executives of the Company, and KCS are named parties in various legal proceedings. During 1993, the Company incurred $0.4 million of legal fees and expenses on behalf of the Company, directors and executives of the Company, and KCS named in the lawsuits.

David A. Sachs, a director of the Company, is affiliated with Airlie, a limited partnership which owns approximately 9.29% of the Company's Common Stock (including Common Stock issuable upon conversion of Preferred Stock) and 40,000 Warrants. Mr. Sachs is an employee of the investment firm of TMT-FW, Inc. which is one of two general partners of the general partner of Airlie. On December 20, 1993, Airlie purchased 40,000 Warrants and 40,000 shares of Preferred Stock from the Company as part of the Company's private placement. Prior to 1992, the Company charged Fruehauf for management services and for interest on amounts owed to Terex. As of January 1, 1992, the Company no longer charges Fruehauf for management expenses and interest on amounts due the Company. However, the Company and Fruehauf continue to charge one another for payments made on each other's behalf in the normal course of business. The outstanding balance owed by Fruehauf to the Company was $13.6 million at September 30, 1993, $12.9 million at December 31, 1992 and $10.2 million at December 31, 1991. As part of the Fruehauf Restructuring, the Company accepted in December 1993 approximately 2,251,000 shares of Fruehauf common stock in satisfaction of approximately $13.5 million of indebtedness of Fruehauf to the Company.

As part of the Fruehauf Restructuring, the Company agreed to vote its shares of Fruehauf common stock in favor of, or consent to, an amendment to Fruehauf's Certificate of Incorporation to authorize additional shares of Fruehauf capital stock and the issuance of a portion of such stock to purchasers of Fruehauf's convertible subordinated notes and to the Company, in satisfaction of Fruehauf's indebtedness to the Company. The Company also agreed, for a period of 18 months beginning July 26, 1993, generally to vote its shares of Fruehauf common stock in any other matter in such proportion as the other stockholders of Fruehauf entitled to vote on such matter shall vote their shares of Fruehauf common stock. In addition, at the time of the Fruehauf Restructuring, the Company entered into an agreement with IBJ Schroder Bank & Trust Company ("IBJ Schroder"), on behalf of a group of commercial bank lenders, pursuant to which the Company is obligated to pay a fee of $1,000,000 on or before December 31, 1994 in consideration of the assistance of the banks in evaluating the feasibility of Fruehauf's proposed Turnaround Plan and to induce the banks to consent to certain requests by the Company. Mr. Lenz pledged certain of his shares of Common Stock to IBJ Schroder, as agent for such lenders, as security for the payment of such amount by the Company.

On January 25, 1993, Terex entered into an agreement whereby KCS borrowed $1.7 million from Terex (the "KCS/Terex Note"). The KCS/Terex Note bore interest at prime. The loan represented by the KCS/Terex Note may have constituted a default under the Secured Notes, the Subordinated Notes and the Bank Lending Agreement. The entire balance was repaid to Terex on February 1, 1993, six days after the initial borrowing, thereby curing any default which may have occurred.

The Company's Board of Directors approved a program to consolidate Fruehauf's parts warehousing and administration functions with the Company. During the fourth quarter of 1992, Fruehauf announced its intention to close its parts warehouse in Westerville, Ohio and transfer its replacement parts inventory to the Terex distribution center near Memphis, Tennessee. As a result of the Fruehauf Restructuring, the proposed arrangement will not be effectuated. In November 1992, in contemplation of this agreement, Terex had transferred $2.0 million to Fruehauf. The $2.0 million transfer constituted a default ("November Default") under the Secured Notes, the Subordinated Notes and the Bank Lending Agreement. Subsequently in May 1993, Terex entered into an agreement with an operating unit of Fruehauf, whereby such operating unit will provide products and manufacturing services to Terex. This agreement required Terex to make a $2.0 million payment to such operating unit, which Terex effected on May 11, 1993 by instructing Fruehauf to transfer the $2.0 million Fruehauf owed to Terex directly to such operating unit. This transfer also satisfied Fruehauf's $2.0 million obligation to Terex so that the events which gave rise to the November Default no longer exist. The Company is in discussions with Fruehauf concerning the satisfaction of Fruehauf's obligations under the May 1993 agreement.

In August 1992, Clark purchased certain assets of a subsidiary of Fruehauf for $0.8 million. This constituted a default under the Secured Notes, the Subordinated Notes and the Bank Lending Agreement because the purchase did not have prior approval of the independent members of the Company's Board of Directors. The approval was subsequently obtained; therefore, the events which gave rise to such default no longer exist.

In conjunction with the Clark Acquisition, the Company financed the acquisition and refinanced a major component of its previously outstanding bank debt through a private placement of Secured Notes and SAR's, and the establishment of a revolving credit facility with a commercial bank. Mr. Raben, a director of the Company, is an employee and officer of Jefferies, the investment banking firm which acted as an exclusive placement agent for the Company in the offering of the Secured Notes and SAR's. Jefferies was paid in total fees of $6.5 million in 1992 for services performed as placement agent. Jefferies was also the Company's placement agent for the December 1993 sale of the Preferred Stock and Warrants for which Jefferies received fees totalling $2.5 million in 1993. Jefferies was also the agent for the Company for certain sales by the Company of its common stock of Fruehauf in 1993. Jefferies is also the holder of 210,000 Warrants and 180,000 shares of Preferred Stock, which Jefferies acquired from the Company in connection with the Company's private placement on December 20, 1993.

During 1993, Fruehauf retained PaineWebber as a financial advisor to explore opportunities to maximize stockholder value in Fruehauf. G. Chris Andersen, a member of the Company's Board of Directors, is an executive with PaineWebber. The Company intends that all transactions with affiliates are on terms no less favorable to the Company than could be obtained in comparable transactions with an unrelated person. The Board will be advised in advance of any such proposed transaction or agreement and will utilize such procedures in evaluating their terms and provisions as are appropriate in light of the Board's fiduciary duties under Delaware law. In addition, the Company has an Audit Committee consisting solely of independent directors. One of the responsibilities of the Audit Committee is to review related party transactions.

DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 40,000,000 shares of capital stock, $.01 par value, consisting of 30,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. As of January 1, 1994, 10,303,067 shares of Common Stock and 1,200,000 shares of preferred stock were issued and outstanding.

Common Stock

Each outstanding share of Common Stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of preferred stock, holders of Common Stock have equal ratable rights to such dividends as may be declared from time to time by the Board of Directors out of funds legally available thereof. See "Market for Common Stock and Dividend Policy."

Holders of Common Stock have no conversion, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding shares of Common Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of preferred stock. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock. See "-- Preferred Stock."

The Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director except to the extent otherwise required by Delaware law. The by-laws of the Company provide for indemnification of the officers and directors of the Company to the fullest extent permitted by Delaware law.

The transfer agent and registrar for the Common Stock is Mellon Securities Transfer Services, 111 Founders Plaza, Suite 1100, East Hartford, Connecticut 06108.

Warrants

The following summary of the terms and provisions of the Warrants does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Warrants and the Warrant Agreement, the forms of which are filed as exhibits to the Registration Statement.

Term. Each Warrant may be exercised by the registered holder thereof at any time in whole and from time to time in part, at the option of the holder, commencing at the opening of business on the day following the Warrant Ratio Determination Date until 5:00 p.m. New York time on December 31, 2000 (the
"Expiration Date"). "Warrant Ratio Determination Date" means the date designated as such by the Board of Directors of the Company pursuant to a duly adopted resolution of the Board, which date shall be a trading day during the 12 month period beginning on the Issue Date or, if no such date is designated, the last day of such 12 month period; provided, that if the Board of Directors has not yet designated a Warrant Ratio Determination Date and the Current
Market Price (as hereinafter defined) of a share of Common Stock equals or exceeds $18.00 per share on any date during such 12 month period, the "Warrant Ratio Determination Date" will be such date.

A Warrant may be exercised upon (i) surrender of the Warrant certificate at the principal office of the Warrant Agent, with the form of election to purchase on the reverse thereof duly completed and signed and (ii) payment of the Exercise Price with respect to the Warrant Shares being purchased, payable by certified or bank check to the order of the Company.

Warrant Ratio. Upon the exercise or redemption (see "--Redemption" below) of a Warrant, the holder thereof shall be entitled to receive the number of Warrant Shares and other consideration, if any (the "Warrant Ratio"), equal to (a) 3.0 shares of Common Stock if the Current Market Price of a share of Common Stock on the Warrant Ratio Determination Date is $5.00 or less; (b) a number of Warrant Shares which decreases from 3.0 shares to 1.0 share with the increase in such Current Market Price per share from $5.00 to $18.00, if such Current Market Price per share is greater than $5.00 but less than $18.00, as set forth in the schedule below; and (c) 1.0 Warrant Share if such Current Market Price per share is $18.00 or more.

               Current Market Price     Warrant Ratio
               $ 5.00 or less                3.00
               $ 5.50                        2.75
               $ 6.00                        2.53
               $ 6.50                        2.36
               $ 7.00                        2.20
               $ 7.50                        2.07
               $ 8.00                        1.95
               $ 8.50                        1.85
               $ 9.00                        1.76
               $ 9.50                        1.68
               $10.00                        1.60
               $10.50                        1.54
               $11.00                        1.48
               $11.50                        1.42
               $12.00                        1.37
               $12.50                        1.33
               $13.00                        1.28
               $13.50                        1.24
               $14.00                        1.21
               $14.50                        1.17
               $15.00                        1.14
               $15.50                        1.11
               $16.00                        1.08
               $16.50                        1.06
               $17.00                        1.03
               $17.50                        1.01
               $18.00 or more                1.00

"Current Market Price" per share of Common Stock on any day means the average of the daily closing prices with respect to the Common Stock for the 30 consecutive trading days ending on such date (or, if such date is not a trading day, on the trading day immediately preceding such date); provided, that if the Common Stock is not publicly traded, the Current Market Price per share shall be determined by a nationally recognized investment banking firm selected by the Board of Directors of the Company.

In the event that (i) the shelf Registration Statement of which this Prospectus is a part shall not have become effective on or prior to the 90th day following the Issue Date, or (ii) prior to the end of the period during which a registration statement relating to the Warrants is required to be maintained effective pursuant to the Warrant Registration Rights Agreement, the Commission shall have issued a stop order suspending the effectiveness of the shelf Registration Statement, then for each 30 consecutive day period (without duplication) during which either of the foregoing events has occurred and is continuing, the Warrant Ratio will increase by 0.5%.

Exercise Price. The Warrants are exercisable for $.01 per Warrant Share in the case of Common Stock and in the case of all other securities issuable upon exercise of the Warrants, for the lowest exercise price permitted by law. Redemption. The Warrants may be redeemed by the Company in whole, but not in part, in exchange for Warrant Shares at any time on or after the Warrant Ratio Determination Date; provided, that concurrently with such redemption the Company redeems all then outstanding shares of Preferred Stock. Each Warrant will be redeemable for a number of Warrant Shares equal to the Warrant Ratio on the date of redemption.

Notice of redemption of the Warrants shall be sent by or on behalf of the Company to the holders not less than 30 days nor more than 60 days prior to the date fixed for redemption (i) notifying the holders of the election of the Company to redeem the Warrants and of the date of redemption, (ii) stating the place or places at which the Warrants shall, upon presentation and surrender of certificates evidencing such Warrants, be redeemed, and the number of Warrant Shares deliverable upon the redemption thereof, and (iii) stating the name and address of the Warrant Agent and the redemption agent.

Adjustments. The Warrants contain certain provisions that, commencing with the occurrence of the Warrant Ratio Determination Date, protect the holders thereof against dilution by adjustment of the Warrant Ratio in the event of (i) dividends or other distributions of Common Stock, (ii) subdivisions and combinations of outstanding shares of Common Stock, (iii) dividends or other distributions of rights or warrants entitling the holders thereof to subscribe for or purchase, during a period not exceeding 45 days from the date of such dividend or other distribution, shares of Common Stock at a price per share less than the Current Market Price per share of Common Stock, or (iv) issuances by the Company of any Common Stock (or securities convertible into or exercisable for Common Stock) for a consideration per share less than the Current Market Price of the Common Stock on the date of such issuance, subject to certain exceptions.

In addition, if the Company shall declare a dividend or other distribution on its Common Stock that would not cause such an adjustment consisting of (i) securities other than Common Stock, (ii) evidences of its indebtedness, or
(iii) assets (including cash dividends or distributions) (collectively, "Assets"), then in each such case adequate provision shall be made so that each holder of Warrants shall receive, without charge, concurrently with the making of such dividend or distribution, the amount and kind of such Assets that such holder would have received if such holder had, immediately prior to the relevant record date, exercised its Warrants.

On or prior to each day on which the Warrant Ratio is adjusted, the Company shall promptly direct the Warrant Agent, and the Warrant Agent shall send to each holder, notice of such adjustment and shall deliver to the Warrant Agent a certificate of a firm of independent public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) setting forth the Warrant Shares purchasable upon the exercise of each Warrant and the Warrant Ratio after such adjustment, a brief statement of the facts requiring such adjustment, and the computation by which such adjustment was made.

Reorganizations. In case of (a) any consolidation or merger of the Company with or into another corporation, (b) the occurrence of any other transaction or event pursuant to which all or substantially all of the Common Stock is exchanged for, converted into, or acquired for, or constitutes solely the right to receive, cash securities, property or other assets (whether by exchange offer, liquidation, tender offer or otherwise) or (c) the sale, lease or other transfer of all or substantially all of the assets of the Company, there shall thereafter be deliverable upon exercise of each Warrant (in lieu of the Warrant Shares theretofore deliverable), at the lowest exercise price permitted by law, the number of shares of stock or other securities or property to which a holder of the Warrant Shares that would otherwise have been deliverable upon the exercise of such Warrant would have been entitled upon such transaction if such Warrant had been exercised in full immediately prior to such transaction.

No Rights as Stockholders. Nothing contained in the Warrant Agreement or in any of the Warrants confers upon the holders thereof or their transferees the right to vote or to receive dividends or to consent or to receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as stockholders of the Company.

Transfer. The Warrants shall be transferable only on the Warrant register maintained by the Warrant Agent, upon delivery thereof, accompanied by a written instrument or instruments of transfer in form reasonably acceptable to the Warrant Agent, duly executed by the registered holder or holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney. Upon any registration of transfer, the Warrant Agent shall (a) countersign and deliver a new Warrant certificate evidencing the Warrant or Warrants to the persons entitled thereto and (b) cancel the surrendered Warrant certificate.

Reservation of Shares; Governmental Approvals and Stock Exchange Listings. The Company shall reserve at all times so long as any Warrants remain outstanding, free from preemptive rights, out of its treasury stock (if applicable) or its authorized but unissued shares of Common Stock, or both, solely for the purpose of effecting the exercise of the Warrants, sufficient Warrant Shares to provide for the exercise of all outstanding Warrants, and take all necessary action so that all Warrant Shares that are issued upon exercise of the Warrants will, upon issuance, be duly and validly issued, fully paid and nonassessable.

The Company will use its best efforts to (a) obtain and keep effective any and all permits, consents and approvals of governmental agencies and authorities and to make securities acts filing under federal and state laws, that are required in connection with the issuance, sale, transfer and delivery of the Warrant certificates, the exercise or conversion of the Warrants, and the issuance, sale, transfer and delivery of the Warrant Shares issued upon exercise or conversion of the Warrants, and (b) have the Warrant Shares, immediately upon their issuance, listed on such securities exchange on which the Common Stock is then listed.

The Warrant Agent for the Warrants is Mellon Securities Trust Company, 111 Founders Plaza, Suite 1100, East Hartford, Connecticut 06108.

Preferred Stock

The Board of Directors of the Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share, in one or more series, with such designations, powers, preferences and rights of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, the fixing of dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences, in each case, if any, as the Board of Directors of the Company may by resolution determine, without any further vote or action by the Company's stockholders.

By resolution adopted December 17, 1993, the Board of Directors of the Company authorized the issuance of a series of preferred stock consisting of 1,200,000 shares, designated Series A Cumulative Redeemable Convertible Preferred Stock, par value $.01 per share, and fixed the terms of such Preferred Stock. The following summary of the terms and provisions of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the relevant sections of the Company's Restated Certificate of Incorporation, a copy of which is filed as an exhibit to the Registration Statement.

The registrar and transfer agent for the Preferred Stock is Mellon Securities Trust Company.

Liquidation  Preference.    In  the  event  of  the  voluntary  or  involuntary
liquidation, dissolution or winding up of the affairs of the Company (a "Liquidation"), subject to the prior preferences and other rights of any stock ranking senior to the Preferred Stock in respect of the right to receive assets upon liquidation, but before any distribution or payment shall be made to the holders of Common Stock or any other stock ranking junior to the Preferred Stock upon liquidation, the holders of the Preferred Stock shall be entitled to be paid, out of the assets of the Company available for distribution to its stockholders, a liquidation preference, initially equal to $25.00 per share, plus all accrued and unpaid dividends thereon to such date, in cash. During the period commencing on the Issue Date and ending on the Dividend Payment Date (as defined below) immediately preceding the first Dividend Payment Date on which the Company is permitted to declare and pay cash dividends on the Preferred Stock under the indentures and loan agreements of the Company as in effect on December 20, 1993 (the "Accretion Termination Date"), the Liquidation Preference will accrete at the rate of 13% per annum, compounded quarterly, until December 20, 1998, and at the rate of 18% per annum, compounded quarterly, thereafter.

Dividends. Subject to the prior preferences and other rights of any stock ranking senior to the Preferred Stock with respect to the payment of dividends, holders of shares of the Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends that will accrue from the Accretion Termination Date at the rate of (a) 13% per annum from the Accretion Termination Date through December 20, 1998 and (b) 18% per annum thereafter. In the event that (i) the Company does not file a shelf registration statement with respect to the Preferred Stock on or prior to the 60th day following the Issue Date, (ii) such registration statement does not become effective on or prior to the 150th day following the Issue Date or (iii) prior to the end of the period during which a registration statement relating to the shares of Preferred Stock and Common Stock issuable upon conversion of the Preferred Stock is required to be maintained effective pursuant to the Preferred Stock Registration Rights Agreement, the Commission issues a stop order suspending the effectiveness of the shelf registration statement, then for each day on which any of the foregoing events occurred and are continuing, the dividend rate will increase by (a) 0.25% per annum if such day is on or prior to the 180th day following the Issue Date and (b) 0.50% per annum if such day is after the 180th day following the Issue Date. Such dividends are cumulative and shall be payable in cash, quarterly, in arrears, when and as declared by the Board of Directors, on March 31, June 30, September 30 and December 31 of each year (each, a "Dividend Payment Date") commencing on the first Dividend Payment Date following the Accretion Termination Date. Each such dividend shall be paid to the holders of record of the Preferred Stock as their names appear on the share register of the Company at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable Dividend Payment Date falls or such other record date designated by the Board of Directors of the Company with respect to the dividend payable on such respective Dividend Payment Date.

If full cash dividends are not paid or made available to the holders of all outstanding shares of Preferred Stock and of any stock ranking on a parity with the Preferred Stock in respect of the right to receive dividends, and funds available are insufficient to permit payment in full in cash to all such holders of the preferential amounts to which they are then entitled, the entire amount available for payment of cash dividends shall be distributed among the holders of the Preferred Stock and of any such parity stock, ratably in proportion to the full amount to which they would otherwise be respectively entitled, and any remainder not paid in cash to the holders of the Preferred Stock shall cumulate, whether or not earned or declared, with additional dividends thereon for each succeeding full quarterly dividend period during which such dividends shall remain unpaid. Unpaid dividends for any period less than a full quarterly dividend period shall cumulate on a day-to-day basis and shall be computed on the basis of a 360-day year.

So long as any shares of Preferred Stock shall be outstanding, the Company shall not declare or pay on any stock ranking junior to the Preferred Stock in respect of the right to receive dividends any dividend whatsoever, whether in cash, property or otherwise (other than dividends payable in shares of the class or series upon which such dividends are declared or paid), nor shall the Company make any distribution on any such junior stock, nor shall any such junior stock be purchased or redeemed by the Company or any subsidiary of the Company, nor shall any monies be paid or made available for a sinking fund for the purchase or redemption of any such junior stock; provided that from and after the Accretion Termination Date, the Company may declare and pay cash dividends on such junior stock so long as (i) all dividends to which the holders of Preferred Stock shall have been entitled for all previous dividend periods shall have been declared and paid and (ii) on or prior to the later of
(x) the first anniversary of the Accretion Termination Date and (y) the third anniversary of the Issue Date, the Company will not pay dividends on the Common Stock during any 12 month period exceeding 4% of the Current Market Price per share of the Common Stock on the trading day immediately prior to the declaration of any cash dividend.

Redemption. Prior to December 31, 1994, the Preferred Stock may be redeemed in whole, but not in part, at a per share redemption price equal to the Liquidation Preference per share on the date of redemption plus all accrued but unpaid dividends thereon to and including the date of redemption; provided, that concurrently with such redemption the Corporation redeems all Warrants then outstanding. See "--Warrants."

On and after December 31, 1994, the Preferred Stock may be redeemed by the Company at any time in whole or (except as noted below) from time to time, in part, at the option of the Company, at a per share redemption price equal to the Liquidation Preference per share on the date of redemption plus all accrued but unpaid dividends thereon to and including the date of redemption. If less than all of the outstanding shares of Preferred Stock are to be redeemed, such shares shall be redeemed pro rata or by lot as determined by the Board of Directors in its sole discretion. The Company shall not redeem less than all of the outstanding shares of Preferred Stock unless all cumulative dividends on the Preferred Stock for all previous dividend periods have been paid or declared and funds therefor set apart for payment.

The Company shall redeem all then outstanding shares of Preferred Stock on or prior to December 31, 2000 at a per share redemption price equal to the Liquidation Preference per share on the date of redemption plus all accrued but unpaid dividends thereon to and including the date of redemption.

Notice of every proposed redemption of Preferred Stock shall be sent by or on behalf of the Company, by first class mail, postage prepaid, to the holders of record of the shares of Preferred Stock so to be redeemed at their respective addresses as they shall appear on the records of the Company, not less than thirty (30) days nor more than sixty (60) days prior to the date fixed for redemption (the "Redemption Date") (i) notifying such holders of the election or obligation of the Company to redeem such shares of Preferred Stock and of the Redemption Date, (ii) stating the place or places at which the shares of Preferred Stock called for redemption shall, upon presentation and surrender of the certificates evidencing such shares of Preferred Stock, be redeemed, and the redemption price therefor, and (iii) stating the name and address of any redemption agent selected by the Company and the name and address of the Corporation's transfer agent for the Preferred Stock.

Voting. Except as set forth below or as otherwise required by law, the holders of the issued and outstanding shares of Preferred Stock shall have no voting rights.

So long as any Preferred Stock is outstanding, the Company, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the then outstanding shares of Preferred Stock, voting separately as a class, will not: (i) amend or repeal any provision of, or add any provision to, the Company's Certificate of Incorporation or By-laws if such action would alter adversely or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, any Preferred Stock, or increase or decrease the number of shares of Preferred Stock authorized; (ii) authorize or issue shares of any class or series of stock ranking senior to the Preferred Stock (or, prior to the Warrant Ratio Determination Date, any stock ranking on a parity with the Preferred Stock) in respect of the right to receive dividends or assets upon liquidation; (iii) reclassify any class or series of any junior stock into such parity stock or senior stock or reclassify any series of parity stock into senior stock; (iv) authorize, enter into, or consummate any transaction that would constitute a deemed dividend to holders of the Preferred Stock under United States Federal tax laws; or (v) consolidate with or merge with or into another corporation, other than in a transaction in which the Company is the surviving corporation. From and after the Accretion Termination Date, (i) if and whenever the Company fails to declare and pay in cash the full amount of dividends payable on the
Preferred Stock on any two Dividend Payment Dates, then the holders of the Preferred Stock, voting separately as a class, will be entitled at the next annual meeting of the stockholders of the Company or at any special meeting to elect one director, and (ii) if and whenever the Company shall have failed to declare and pay in cash the full amount of dividends payable on the Preferred
Stock on any four Dividend Payment Dates, then the holders of the Preferred Stock, voting separately as a class, will be entitled at the next annual meeting of the stockholders of the Company or at any special meeting to elect two directors. Upon election, such directors will become additional directors of the Company and the authorized number of directors of the Company will thereupon be automatically increased by such number of directors. Such right of the holders of Preferred Stock to elect directors may be exercised until all dividends in default on the Preferred Stock have been paid in full, and dividends for the current dividend period declared and funds therefor set apart or paid, and when so paid and set apart or paid, the right of the holders of Preferred Stock to elect such number of directors shall cease and the term of such directors shall terminate, but subject always to the same provisions for the vesting of such special voting rights in the case of any such future dividend default or defaults.

Conversion Right. Each holder of shares of Preferred Stock has the right, at such holder's option, at any time or from time to time, to convert any of such shares of Preferred Stock into the number fully paid and nonassessable shares of Common Stock determined by dividing (i) $25.00 by (ii) the Conversion Price, initially $11.11 and subject to adjustment as set forth below, in effect on the date of conversion. The Conversion Price is subject to adjustment to prevent dilution in the event of (i) dividends or other distributions of Common Stock,
(ii) subdivision and combinations of outstanding shares of Common Stock, (iii) dividends or other distributions of rights or warrants entitling the holders thereof to subscribe for or purchase, during a period not exceeding 45 days from the date of such dividend or other distribution, Common Stock at a price per share less than the Current Market Price of the Common Stock, (iv) dividends or other distributions of other securities, evidences of its indebtedness or other assets, excluding any cash dividend or cash distribution payable out of earned surplus of the Company if the per share amount of such dividend or distribution, together with the aggregate per share amount of all other cash dividends and cash distributions declared or paid during the one year period ending on the date such dividend is declared (the "Declaration Date") does not exceed 4% of the Current Market Price per share of Common Stock on the trading day immediately prior to the Declaration Date, or (v) issuances by the Company of any Common Stock (or securities convertible into or exercisable for Common Stock) for a consideration per share less than the Current Market Price per share of Common Stock on the date of such issuance, subject to certain exceptions.

Reorganizations. In case of (a) any consolidation with or merger of the Company with or into another corporation, (b) the occurrence of any other transaction or event pursuant to which all or substantially all of the Common Stock is exchanged for, converted into, or acquired for, or constitutes solely the right to receive, cash securities, property or other assets (whether by exchange offer, liquidation, tender offer or otherwise) or (c) the sale, lease or other transfer of all or substantially all of the assets of the Company, each share of Preferred Stock shall after the date of such transaction be convertible into the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such transaction) upon conversion of such share of Preferred Stock would have been entitled upon such transaction.

Reservation  of  Shares;  Valid  Issuance; Approvals.   The  Company shall  (i)
reserve at all times so long as any shares of Preferred Stock remain outstanding, free from preemptive rights, out of its treasury stock (if applicable) or its authorized but unissued shares of Common Stock, or both, solely for the purpose of effecting the conversion of the shares of Preferred Stock, sufficient shares of Common Stock to provide for the conversion of all outstanding shares of Preferred Stock, (ii) take all necessary action so that all shares of Common Stock that are issued upon conversion of the shares of the Preferred Stock will, upon issuance, be duly and validly issued, fully paid and nonassessable, and (iii) take no action which will cause a contrary result (including, without limitation, any action that would cause the Conversion Price to be less than the par value, if any, of the Common Stock).

If any shares of Common Stock reserved for the purpose of conversion of shares of Preferred Stock require registration with or approval of any governmental authority under any Federal or state law before such shares may be validly issued or delivered upon conversion, then the Corporation will in good faith and as expeditiously as possible endeavor to secure such registration or approval, as the case may be. If, and so long as, any Common Stock into which the shares of Preferred Stock are then convertible is listed on any national securities exchange, the Corporation will, if permitted by the rules of such exchange, list and keep listed on such exchange, upon official notice of issuance, all shares of such Common Stock issuable upon conversion.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain Federal income tax consequences to the initial holders of the Warrants and Warrant Shares under existing Federal income tax law, which is subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation that may be relevant to a particular investor in light of his personal investment circumstances or to certain types of investors subject to special treatment under the Federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations, broker-dealers, foreign taxpayers, and taxpayers subject to the "straddle" rules of the Internal Revenue Code of 1986, as amended (the "Code")) and it does not discuss any aspect of state, local or foreign tax law. This summary assumes that investors will hold their Warrants and Warrant Shares as "capital assets" (generally, property held for investment) under the Code. Holders are advised to consult their tax advisors as to the specific tax consequences of holding and disposing of the Warrants and Warrant Shares, including the application and effect of Federal, state, local and foreign income and other tax laws.

Upon the exercise of a Warrant, a holder will not recognize gain or loss and will have a tax basis in the Warrant Shares received equal to the tax basis in such holder's Warrant plus the exercise price thereof. Because the Warrants have a minimal exercise price, it is not certain whether a holder will be treated as owning a Warrant or the shares of Common Stock underlying the Warrant for Federal income tax purposes. Holders are urged to consult their tax advisors regarding such possibility. If the Warrants are treated as warrants for Federal income tax purposes, the holding period for the Warrant Shares purchased pursuant to the exercise of a Warrant will begin on the day following the date of exercise and will not include the period that the holder held his Warrant. On the other hand, if the Warrants are treated as Common Stock, the holding period for the Warrant Shares purchased pursuant to the exercise of a Warrant will include the period during which the Warrant was held by the holder. The holding period for the Warrants began on the day following the day they were acquired.

Upon a sale or other disposition of Warrants or Warrant Shares, a holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the holder's tax basis in such Warrants or Warrant Shares. Such a gain or loss will be long-term if the holding period is more than one year. In the event that a Warrant lapses unexercised, a holder will recognize a capital loss in an amount equal to his tax basis in the Warrant. Such loss will be long term if the Warrant has been held for more than one year.

An adjustment in the exercise price of the Warrants to reflect distributions to holders of Common Stock may, in certain circumstances, be treated as a constructive distribution to holders of Warrants subject to tax as a dividend pursuant to Section 305 of the Code. Although the matter is not entirely free from doubt, adjustments to the Warrant Ratio should not be treated as a constructive distribution.

PLAN OF DISTRIBUTION

The Company will issue Warrant Shares upon the exercise of Warrants by Selling Security Holders from time to time through the Expiration Date pursuant to the terms of the Warrants and the Warrant Agreement. See "Description of Securities -- Warrants." The Company will receive proceeds of $.01 per Warrant Share issued upon the exercise of the Warrants. The Company will receive no proceeds from the resale of the Warrants and the Warrant Shaes by the Selling Security Holders pursuant to this offering. The Warrants and Warrant Shares offered for resale hereby may be sold from time to time by the Selling Security Holders. Any such distribution of the Warrants or Warrant Shares by the Selling Security Holders, or by transferees or other successors-in-interest of the Selling Security Holders, may be effected from time to time in one or more transactions (which may involve block transactions) on the NYSE or in the over-the-counter market (to the extent that such securities are listed or traded on such markets), in negotiated transactions or in a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The Selling Security Holders may effect such transactions directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of Warrants and Warrant Shares for which broker-dealers may act as agent or to whom they may sell as principal or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). In addition, any Common Stock covered by this Prospectus that subsequently qualifies for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

The Warrants were issued to the original purchasers on December 20, 1993 in a private placement. Pursuant to the Warrant Registration Rights Agreement, the Company agreed to file the Registration Statement of which this Prospectus forms a part with the Commission, and to keep the Registration Statement effective until all of the Warrants and Warrant Shares are sold pursuant to an effective registration statement or Rule 144 under the Securities Act. There is no established trading market for the Warrants. The Company does not intend to list the Warrants on any securities exchange or to seek approval for quotation through any automated quotation system. There is no dealer which is obligated to make a market in the Warrants and, if any dealer or dealers should do so, they may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for the Warrants.

As of the date of this Prospectus, the Company understands that the Selling Security Holders do not have any agreement, arrangement or understanding concerning the distribution of the Warrants and Warrant Shares offered hereby. At the time a particular offer of Warrants or Warrant Shares is made, a Prospectus Supplement, to the extent required, will be distributed which will set forth the aggregate amount of Warrants or Warrant Shares being offered, the names of the selling security holders, the purchase price, the amount of expenses of the offering and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from such selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

To comply with certain states' securities laws, if applicable, the Warrants and Warrant Shares will be sold in such states only through brokers or dealers. In addition, in certain states the Warrants and Warrant Shares may not be sold unless they have been registered or qualify for sale in such states or an exemption from registration or qualification is available and is complied with.
 The Company is obligated pursuant to the Warrant Registration Rights Agreement to use its best efforts to register or qualify the Warrants and Warrant Shares under the securities or blue sky laws of such jurisdictions as any Selling Security Holder reasonably requests.

The Selling Security Holders and any broker-dealers who participate in a sale of their Warrants and Warrant Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them, and proceeds of any such sales as principal, may be deemed to be underwriting discounts and commissions under the Securities Act.

Since the Selling Security Holders will be subject to the antimanipulation rules promulgated under the Exchange Act, including Rule 10b-2, 10b-6 and 10b-7, in connection with transactions in the Warrants and Warrant Shares during the effectiveness of the Registration Statement of which this Prospectus is a part, the Company advises the Selling Security Holders to consult competent securities counsel prior to initiating any such transaction.

Pursuant to the Warrant Registration Rights Agreement, the Company has paid or will pay any and all expenses incident to the performance of such agreement including filing fees, fees and expenses incurred in connection with compliance with the securities or blue sky laws of the applicable states, and fees and disbursements of counsel and independent public accounts for the Company and the reasonable fees and disbursements of one counsel retained by the Selling Security Holders in connection with the Registration Statement. Such expenses are estimated to be approximately $____________. As and when the Company is required to update this Prospectus, it may incur additional expenses in excess of this estimated amount. Normal commission expenses and brokerage fees, as well as any applicable underwriting discounts or transfer taxes, are payable individually by the Selling Security Holders.

In the Warrant Registration Rights Agreement, the Company agreed to indemnify and hold harmless, to the extent permitted by law, the Selling Security Holders, the officers, directors, shareholders, agents, affiliates and partners of the Selling Security Holders, any person who participates as an underwriter in the offering and sale of the Warrants and Warrant Shares and any person who controls any of such sellers or any of such underwriters against losses, claims and expenses arising out of any false or misleading statements contained in this Prospectus or the Registration Statement of which it is a part. The Selling Security Holders have agreed to indemnify the Company against certain liabilities and expenses arising out of statements made by them for reliance by the Company in connection with the Registration Statement or this Prospectus.

LEGAL MATTERS

Certain legal matters in connection with the sale of the Warrants and the Warrant Shares offered hereby will be passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman, 1290 Avenue of the Americas, New York, New York 10104.

AUDITORS

The Consolidated Financial Statements of the Company as of December 31, 1992 and for the year then ended included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement of which this Prospectus is a part have been audited by Price Waterhouse. Their report, dated April 14, 1993, except as to Notes I and O, which are as of May 11, 1993, contains an explanatory paragraph that certain matters identified raise substantial doubt about the Company's ability to continue as a going concern, an explanatory paragraph that in their determination of the Company's compliance with the covenants in the agreements governing the Secured Notes and the Subordinated Notes, and the resultant classification of such obligations as long term, legal opinions were obtained supporting the Company's interpretation of certain covenants related to the maintenance of net worth and curing of any defaults which may have existed, and an explanatory paragraph that makes reference to the contingent liabilities discussed in Notes D and N in the Notes to the Company's Consolidated Financial Statements. However, Price Waterhouse has advised the Company that they are unable to issue an updated accountants report until Deloitte & Touche, which was dismissed as the Company's and Fruehauf's auditors on October 2, 1992, is able to issue an updated accountants report as described below. Accordingly, this Prospectus does not include a copy of Price Waterhouse's audit report on the Company's Consolidated Financial Statements and the Registration Statement of which this Prospectus is a part does not include a consent of Price Waterhouse.

The combined financial statements of the Business Acquired from Clark Equipment Company by Terex Corporation as of December 31, 1991 and for each of the two years in the period ended December 31, 1991 included in this Prospectus have been audited by Price Waterhouse. Their report, dated September 25, 1992, was unqualified. However, Price Waterhouse has advised the Company that they are unable to issue an updated accountants report until Deloitte & Touche is able to issue an updated accountants report as described below. Accordingly, this Prospectus does not include a copy of Price Waterhouse's audit report on the combined financial statements of the Business Acquired from Clark Equipment Company by Terex Corporation and the Registration Statement of which this Prospectus is a part does not include a consent of Price Waterhouse.

The Consolidated Financial Statements of Fruehauf Trailer Corporation as of December 31, 1992 and for the year then ended included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement of which this Prospectus is a part have been audited by Price Waterhouse. Their report, dated April 14, 1993, contains an explanatory paragraph that certain matters identified raise substantial doubt about the Company's ability to continue as a going concern, and an explanatory paragraph that makes reference to the contingent liabilities discussed in Note L in the Notes to the Company's Consolidated Financial Statements. However, Price Waterhouse has advised the Company that they are unable to issue an updated accountants report until Deloitte & Touche is able to issue an updated accountants report as described below. Accordingly, this Prospectus does not include a copy of Price Waterhouse's audit report on Fruehauf's Consolidated Financial Statements and the Registration Statement of which this Prospectus is a part does not include a consent of Price Waterhouse.

The Consolidated Financial Statements of the Company as of December 31, 1991 and for each of the two years in the period ended December 31, 1991 included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement of which this Prospectus is a part have been audited by Deloitte & Touche. Their report, dated March 30, 1992 (April 14, 1993 as to Note B and the first and second paragraphs of Note N), expressed an unqualified opinion and include explanatory paragraphs relating to the restatement of prior period financial statements and an uncertainty relating to the outcome of certain litigation. However, Deloitte & Touche has advised the Company that they are currently unable to issue an updated accountants report until they complete their consideration of certain items which may affect the financial statements of Fruehauf and, as a result, may also affect the financial statements of the Company. Accordingly, this Prospectus does not include a copy of Deloitte & Touche's audit report on the Company's Consolidated Financial Statements and the Registration Statement of which this Prospectus is a part does not include a consent of Deloitte & Touche.

The Consolidated Financial Statements of Fruehauf Trailer Corporation as of December 31, 1991 and for each of the two years in the period ended December 31, 1991 included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement of which this Prospectus is a part have been audited by Deloitte & Touche. Their report, dated March 20, 1992 (April 14, 1993 as to Note P and the ninth paragraph of Note L), expressed an unqualified opinion and include explanatory paragraphs relating to the restatement of prior period financial statements and an uncertainty relating to the outcome of certain litigation. However, Deloitte & Touche has advised the Company that they are currently unable to issue an updated accountants report until they complete their consideration of certain items which may affect the financial statements of Fruehauf. Accordingly, this Prospectus does not include a copy of Deloitte & Touche's audit report on Fruehauf's Consolidated Financial Statements and the Registration Statement of which this Prospectus is a part does not include a consent of Deloitte & Touche.

At this time, the Company does not know when Deloitte & Touche and, therefore, Price Waterhouse will be in a position to issue their updated accountants reports, and there can be no assurances that they will reissue any or all such reports in their original form. In the opinion of the Company, all significant transactions, subsequent events and other matters have been properly disclosed pursuant to relevant reporting requirements in the Company's financial statements and elsewhere in this Prospectus and the Registration Statement of which this Prospectus is a part.

Until the Company is furnished with updated audit reports manually signed by Deloitte & Touche and by Price Waterhouse and files such reports with the Commission along with consents of Deloitte & Touche and Price Waterhouse , the Company will not request that the Commission declare the Registration Statement effective.

With the concurrence of its Audit Committee, the Company engaged Price Waterhouse as its independent accountants effective October 1992. Prior to that date, Deloitte & Touche had been the Company's independent accountants. The change in independent accountants was reported on Form 8-K, dated October 8, 1992. The following is an excerpt from Deloitte & Touche's response to the Form 8-K, as included in the Company's Form 8 dated October 23, 1992:

       "On August 24 and 28, 1992, a representative of Deloitte & Touche discussed with the Company's Chief Financial Officer the relationship between Deloitte & Touche and the Company. On September 14 and 17, 1992, representatives of Deloitte & Touche had further discussions with Company officials, including its Chairman, Chief Financial Officer, and Secretary, regarding the auditor-client relationship. These discussions focused on certain changes that Deloitte & Touche believed needed to occur in order for Deloitte & Touche to be willing to continue to serve as the Company's auditor. The matters discussed included changes requested by Deloitte & Touche relating to the financial reporting process and the role of the Audit Committee in overseeing that process, performance of timely quarterly reviews by Deloitte & Touche and timely discussions with Deloitte & Touche of proposed significant transactions. Deloitte & Touche believed, based on those discussions, that the Company was in agreement with the matters discussed, which was the basis for Deloitte & Touche agreeing to continue as the Company's independent auditor. On October 2, 1992, we were advised by the Company's Chief Financial Officer that we were dismissed as auditors."

In connection with its audits for the years ended December 31, 1991 and 1990 and through the date of this Prospectus, there have been no disagreements with Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte & Touche would have caused them to make a reference thereto in their report on the financial statements for such years. The reports of Deloitte & Touche on the aforementioned financial statements contained no adverse opinion or disclaimer of opinion and were not qualified as to audit scope or accounting principle. There have been no disagreements with Price Waterhouse on accounting or financial disclosure.